Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of

April 29, 2013

among

TELULAR CORPORATION,

ACP TOWER HOLDINGS, LLC

and

ACP TOWER MERGER SUB, INC.

ARTICLE 1 DEFINITIONS	2

Section 1.01	Definitions	2

Section 1.02	Other Definitional and Interpretative Provisions	11

ARTICLE 2 THE OFFER	11

Section 2.01	The Offer	11

Section 2.02	Company Actions	14

Section 2.03	Top-Up Option	15

Section 2.04	Notices of Guaranteed Delivery	17

ARTICLE 3 THE MERGER	17

Section 3.01	The Merger	17

Section 3.02	Conversion of Shares	18

Section 3.03	Surrender and Payment	19

Section 3.04	Dissenting Shares	20

Section 3.05	Company Equity Awards	21

Section 3.06	Withholding Rights	22

Section 3.07	Lost Certificates	23

Section 3.08	Adjustments	23

ARTICLE 4 THE SURVIVING CORPORATION	23

Section 4.01	Certificate of Incorporation	23

Section 4.02	Bylaws	23

Section 4.03	Directors and Officers	23

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE COMPANY	23

Section 5.01	Corporate Existence and Power	24

Section 5.02	Corporate Authorization	24

Section 5.03	Governmental Authorization	25

Section 5.04	Non-contravention	25

Section 5.05	Capitalization	26

Section 5.06	Subsidiaries	27

Section 5.07	SEC Filings and the Sarbanes-Oxley Act	28

Section 5.08	Financial Statements	29

Section 5.09	Disclosure Documents	29

Section 5.10	Absence of Certain Changes	30

Section 5.11	No Undisclosed Material Liabilities	30

i

Section 5.12	Compliance with Laws and Court Orders	30

Section 5.13	Litigation	31

Section 5.14	Properties	31

Section 5.15	Intellectual Property	31

Section 5.16	Taxes	33

Section 5.17	Employee Benefit Plans	34

Section 5.18	Labor and Employment Matters	36

Section 5.19	Insurance Policies	36

Section 5.20	Environmental Matters	37

Section 5.21	Material Contracts	37

Section 5.22	Customers and Suppliers	40

Section 5.23	Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws	40

Section 5.24	Finders’ Fees	40

Section 5.25	Opinion of Financial Advisor	41

Section 5.26	Antitakeover Statutes	41

Section 5.27	No Other Representations or Warranties	41

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PARENT and MERGER SUBSIDIARY	41

Section 6.01	Corporate Existence and Power	41

Section 6.02	Corporate Authorization	42

Section 6.03	Governmental Authorization	42

Section 6.04	Non-contravention	42

Section 6.05	Disclosure Documents	43

Section 6.06	Financing	43

Section 6.07	Guaranty	44

Section 6.08	Certain Arrangements	44

Section 6.09	Parent and Merger Subsidiary Acknowledgements	45

Section 6.10	No Overlapping Business	45

ARTICLE 7 COVENANTS OF THE COMPANY	46

Section 7.01	Conduct of the Company	46

Section 7.02	Short-Form Merger	49

Section 7.03	Acquisition Proposals	50

Section 7.04	Access to Information	57

Section 7.05	Financing Cooperation	58

Section 7.06	Takeover Statutes	59

Section 7.07	FIRPTA Certificate	59

Section 7.08	Rule 14d-10 Matters	59

Section 7.09	Section 16 Matters	59

Section 7.10	Director Resignations	59

ARTICLE 8 COVENANTS OF PARENT	60

Section 8.01	Obligations of Merger Subsidiary	60

Section 8.02	Indemnification and Insurance	60

Section 8.03	Employee Matters	62

Section 8.04	Financing	63

ARTICLE 9 COVENANTS OF PARENT AND THE COMPANY	65

Section 9.01	Reasonable Best Efforts	65

Section 9.02	Public Announcements	66

Section 9.03	Further Assurances	67

Section 9.04	Notices of Certain Events	67

Section 9.05	Stock Exchange De-listing; Exchange Act Deregistration	67

Section 9.06	FCC Approvals	68

Section 9.07	Transaction Litigation	68

ARTICLE 10 CONDITIONS TO THE MERGER	69

Section 10.01	Conditions to the Obligations of Each Party	69

Section 10.02	Frustration of Conditions	69

ARTICLE 11 TERMINATION	69

Section 11.01	Termination	69

Section 11.02	Effect of Termination	72

ARTICLE 12 MISCELLANEOUS	72

Section 12.01	Notices	72

Section 12.02	No Survival of Representations and Warranties	73

Section 12.03	Amendments and Waivers	73

Section 12.04	Expenses	73

Section 12.05	Disclosure Schedule References	76

Section 12.06	Binding Effect; Benefit; Assignment	77

Section 12.07	Governing Law	77

Section 12.08	Jurisdiction	77

Section 12.09	WAIVER OF JURY TRIAL	78

Section 12.10	Counterparts; Effectiveness	78

Section 12.11	Entire Agreement; No Other Representations and Warranties	78

Section 12.12	Severability	79

Section 12.13	Remedies	79

Exhibit A – Conditions to the Offer

Exhibit B – Form of Amended and Restated Certificate of Incorporation of Surviving Corporation

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of April 29, 2013 among Telular Corporation, a Delaware corporation (the “Company”), ACP Tower Holdings, LLC, a Delaware limited liability company (“Parent”), and ACP Tower Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H:

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth herein, Parent will cause Merger Subsidiary to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of the Company (the “Company Stock”), at a price per share of Company Stock of $12.61 (such amount or any different amount per share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”) net to the seller in cash, without interest and less any applicable withholding taxes thereon, on the terms and subject to the conditions set forth in this Agreement and the Offer;

WHEREAS, following the consummation of the Offer, Merger Subsidiary shall be merged with and into the Company with the Company surviving that merger (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (“Delaware Law”), pursuant to which each issued and outstanding share of Company Stock (other than (i) shares of Company Stock owned directly or indirectly by Parent, Merger Subsidiary or the Company and (ii) the Dissenting Shares), shall be converted into the right to receive an amount equal to the Offer Price, without interest (the “Merger Consideration”);

WHEREAS, the board of directors of the Company (the “Company Board”) has, on the terms and subject to the conditions set forth herein, unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) authorized, adopted, approved and declared advisable this Agreement and the transactions contemplated hereby (including the Offer, the Merger and the Top-Up Option) and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their shares of Company Stock in the Offer and, if required by Applicable Law, adopt and approve this Agreement and the Merger;

WHEREAS, the board of directors of Merger Subsidiary and the governing body of Parent have, on the terms and subject to the conditions set forth herein, unanimously approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and the other transactions contemplated hereby and also to prescribe certain conditions to the Offer and the Merger; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P. (each, a “Guarantor” and, collectively, the “Guarantors”) is entering into a limited guaranty in favor of the Company (the “Guaranty”) with respect to certain obligations of Parent and Merger Subsidiary under this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01        Definitions.

(a)         As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide offer, proposal or inquiry from any Third Party relating to, (i) any acquisition or purchase, directly or indirectly, of (x) assets equal to 20% or more of the consolidated assets of the Company and its Subsidiaries, (y) assets to which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable or (z) 20% or more of any class of equity or voting securities of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 20% or more of any class of equity or voting securities of the Company, or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all of the assets, reorganization, recapitalization, investment, joint venture, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Third Party would own or control, directly or indirectly, (x) 20% or more of the consolidated assets of the Company and its Subsidiaries or (y) 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries.

“Affiliate” has the same meaning as set forth in Rule 12b-2 promulgated under the Exchange Act.

“Applicable Law” means, with respect to any Person, any foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon or applicable to such Person, in each case as amended, unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Communications Laws” means the Communications Act of 1934, as amended, 47 U.S.C. § 151 et seq., any rule, regulation or published policy, decision and reports and orders of the FCC as in effect from time to time, and/or any statute, rule, regulation or published policy of any other Governmental Authority, with respect to the operation of channels of radio communication and/or the provision of communications services, as in effect from time to time.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2012 and the notes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means September 30, 2012.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Products” means each product and service sold, marketed, distributed, licensed or leased by the Company or any of its Subsidiaries as of the date hereof, other than any finished products purchased by the Company or any of its Subsidiaries for resale.

“Company Stock Plans” means each employee or non-employee director plan or non-plan award agreement pursuant to which equity awards have been granted to individual consultants, employees, non-employee directors or other service providers of the Company.

“Company 10-K” means the Company’s annual report on Form 10-K for the year ended September 30, 2012.

“Confidentiality Agreement” means the letter agreement, dated March 8, 2013, by Avista Capital Holdings, L.P. in favor of the Company.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment or other instrument, obligation, arrangement or understanding of any kind.

“Environmental Laws” means all Applicable Laws relating to pollution or protection of the environment or, as it relates to Hazardous Substances, human health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, would at any relevant time be treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCC” means the Federal Communications Commission, including all of its bureaus and offices.

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing, including the lead arranger or arrangers, the lender (including the initial lenders), and any of the parties to the Financing Commitment Letters and any joinder agreements or credit agreements relating thereto.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any federal, state, local, municipal, provincial, domestic, foreign or multinational government, court, regulatory or administrative agency, commission, authority, department, tribunal, judicial body, public international organization, or other governmental instrumentality.

“Hazardous Substance” means any toxic, radioactive or otherwise hazardous substance, waste or material, or any other substance, waste or material that in relevant form and concentration is regulated under or forms the basis for liability or standards of conduct under any Environmental Law, including petroleum.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, (a) any liability of that Person (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith): (i) for borrowed money, (ii) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities, (iii) for the deferred purchase price of property or services, except trade accounts payable and other accrued current liabilities arising in the ordinary course of business, (iv) under any lease or similar arrangement that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP, (v) arising from cash/book overdrafts, (vi) under conditional sale or other title retention agreements, (vii) arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (b) any guarantee by that Person of any indebtedness of others described in the preceding clause (a); (c) the maximum liabilities of such person under any “Off Balance Sheet Arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act); and (d) all liabilities to reimburse any bank or other Person for amounts paid under a letter of credit, surety bond, or bankers’ acceptance.

“Intellectual Property” means any or all of the following and all rights in: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, reexaminations, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether or not patentable), invention disclosures, trade secrets, know how, business methods, technical data and customer lists, and other tangible or intangible proprietary information; (iii) all software, computer programs, operating systems, applications, mobile applications, interfaces, firmware and modules (in both source code and object code form), and all data and databases and related documentation (“Software”), (iv) all works of authorship, copyrights, mask works and database compilations, copyright registrations and applications therefor throughout the world; (v) all industrial designs and any registrations and applications therefor throughout the world; (vi) all trade names, logos, slogans, trade dress, corporate names and other indicia of source, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world and all goodwill associated therewith; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world (to the extent such rights may be transferred or waived under Applicable Law); (viii) all Web addresses, sites and domain names and numbers and any registrations therefor; and (ix) all copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).

“knowledge” of any Person that is not an individual means the actual knowledge after reasonable inquiry of such Person’s executive officers; provided, however, that “knowledge” of the Company means the actual knowledge after reasonable inquiry of the individuals listed in Section 1.01(a) of the Company Disclosure Schedule.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Subsidiary.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary thereunder.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Marketing Period” means the first period of twenty (20) consecutive Business Days (excluding, for purposes of this definition of “Marketing Period,” any day from and including July 2, 2013 through and including July 6, 2013) commencing on or after the date hereof and throughout which: (a) Parent shall have all of the Required Information; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with clause (a) above unless Parent in good faith delivers written notice, within five (5) Business Days after receipt of such notice from the Company, to the Company that it reasonably believes the Company has not completed the delivery of the Required Information (or that it cannot confirm whether the Company has completed the delivery of the Required Information) and (b) all of the conditions set forth in clauses (b), (c) and (e) on Exhibit A shall be satisfied or, to the extent permissible, waived, and nothing has occurred and no event, fact or circumstance exists that would cause any such conditions to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such twenty (20) Business Day period; provided, that (i) the Marketing Period will not be deemed to have commenced if prior to the completion of the Marketing Period, (x) the Company’s auditors shall have withdrawn their audit opinion with respect to any of the financial statements contained in the Required Information for which it has provided such opinion, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the Company’s auditors or another independent public accounting firm reasonably acceptable to Parent, (y) the Company issues a public statement indicating an intent to restate any historical financial statements of the Company, in whole or in part, or otherwise indicates its intent or the need to restate any of the financial statements included in the Required Information, or that any such restatement is under consideration, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements have been amended or the Company has announced or informed Parent that it has concluded in good faith and in its reasonable business judgment (including the basis for such conclusion) that no restatement of financial statements shall be required in accordance with GAAP or (z) the Company shall have been delinquent in filing any of its Quarterly Reports on Form 10-Q, in which case the Marketing Period will not be deemed to commence unless and until all such delinquencies have been cured, (ii) the Marketing Period shall end on any earlier date that is the date on which all of the Debt Financing is obtained and (iii) the Marketing Period shall either end on or prior to August 15, 2013 or, if the Marketing Period has not ended on or prior to August 15, 2013, then the Marketing Period shall commence no earlier than August 28, 2013.

“Material Adverse Effect” means, with respect to the Company, any condition, event, change, occurrence, state of facts, effect or development (whether or not constituting a breach of a representation, warranty or covenant set forth in this Agreement) that has had, or would be reasonably expected to have, a materially adverse effect on the assets, liabilities, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, excluding any conditions, events, changes, occurrences, state of facts, effects or developments resulting from (a) changes in the financial, securities, credit or other capital markets or general economic or regulatory, legislative or political conditions, (b) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate, (c) geopolitical conditions, acts of war or terrorism or natural or man-made disasters, (d) changes after the date hereof in Applicable Law or GAAP or governmental interpretations thereof, (e) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions or changes in the market price or trading volume of the securities of the Company or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if such facts are not otherwise excluded under this definition), (f) the announcement, pendency or consummation of the transactions contemplated by this Agreement (including any suit, action or proceeding relating to the transactions contemplated by this Agreement) and (g) any action taken by the Company or any of its Subsidiaries at the written request, or with the written consent (excluding any consent granted pursuant to Section 7.01), of Parent or except, in the case of clauses (a), (b), (c) or (d), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect).

“Nasdaq” means The NASDAQ Stock Market.

“Open Source Software” means (a) any Software that may require as a condition of use, modification or distribution that such Software or other Software incorporated into, linked with, derived from, based upon or distributed with such Software: (i) be disclosed, licensed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be redistributable at no charge, or (b) without limiting the foregoing, all Software licensed or distributed as “free software”, “open source software” or otherwise under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: GNU General Public License (GPL), Lesser/Library General Public License (LGPL), Eclipse Public License, Common Public License (CPL), Mozilla Public License, Apache Software License, and BSD License.

“OSS Modifications” means any modifications, enhancements or derivatives of Open Source Software made by or on behalf of the Company or its Subsidiaries.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or which are being contested by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) Liens, encumbrances or imperfections of title that have arisen in the ordinary course of business and which are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, encumbrance or imperfection, (c) Liens relating to liabilities reflected in the financial statements (including any related notes) contained in the Company SEC Documents, (d) Liens arising from or otherwise relating to transfer restrictions under securities laws or related Applicable Laws of any jurisdiction, (e) carriers’, warehousemen’s, mechanics’, materialmen’s, servicemen’s, repairmen’s and other like Liens imposed by any Applicable Law arising in the ordinary course of business and securing obligations that are not yet due and payable or that are being contested by appropriate proceedings, and (f) other Liens, encumbrances or imperfections of title which are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, encumbrance or imperfection.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Authority.

“Registered IP” means all United States, international and foreign: (a) patents and patent applications (including provisional applications and design patents and applications) and all reissues, divisions, divisionals, renewals, reexaminations, extensions, counterparts, continuations and continuations-in-part thereof; (b) registered trademarks, registered service marks, applications to register trademarks and applications to register service marks (including intent-to-use applications for trademarks or service marks); (c) registered copyrights and applications for copyright registration; and (d) domain name registrations and Internet number assignments.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment.

“Rights Plan” means any stockholder rights agreement or plan, or other “poison pill” agreement or plan, in each case, relating to the Company or with respect to any equity or debt securities of the Company or any of its Subsidiaries or relating or affecting the Company’s stockholders.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission, including the staff thereof, as applicable.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, escheat, backup withholding, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, assessment, charge, duty, fee, levy and other governmental charges of any kind whatsoever, including any interest, penalty, or addition thereto and any liability for any such tax or charge of any other Person as a transferee or successor, by contract or pursuant to any law (including Treasury Regulation Section 1.1502-6).

“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated tax or information return or report) filed or required to be filed with any Taxing Authority.

“Taxing Authority” means any governmental authority (domestic or foreign) responsible for the imposition or collection of any Tax.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than the Company, Parent or any of their respective Affiliates.

“Third Party Software” means any Software (including Open Source Software) that is (i) not solely owned by the Company or one of its Subsidiaries and (ii) incorporated in, distributed with, or required, necessary or depended upon for the use of, any Company Product. Third Party Software includes Software that is provided to Company’s end-users in any manner, whether for free or for a fee, whether distributed or hosted, and whether embedded or incorporated in or bundled with any Company Product or on a standalone basis.

(b)         Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Acceptable Confidentiality Agreement	7.03(i)(i)
Adverse Recommendation Change	7.03(b)
Agreement	Preamble
Alternative Acquisition Agreement	7.03(b)

Alternative Financing	8.04(b)
Certificates	3.03(a)
Closing	3.01(b)
Closing Date	3.01(b)
Company	Preamble
Company Arrangements	7.08
Company Board	Recitals
Company Board Recommendation	5.02(b)
Company Employees	8.03(a)
Company Owned IP	5.15(b)
Company Preferred Stock	5.05(a)
Company Registered IP	5.15(c)
Company Related Parties	12.04(e)
Company RSU	3.05(c)
Company RSU Merger Consideration	3.05(c)
Company SEC Documents	5.07(a)
Company Securities	5.05(b)
Company Stock	Recitals
Company Stock Option	3.05(a)
Company Stockholder Approval	5.02(a)
Company Stockholder Meeting	7.02
Company Subsidiary Securities	5.06(c)
Company Termination Fee	12.04(b)(iv)
Cut-Off Date	7.03(b)
Debt Commitment Letters	6.06
Debt Financing	6.06
Delaware Law	Recitals
Dissenting Shares	3.04
Effective Time	3.01(c)
Employee Plan	5.17(a)
Equity Commitment Letter	6.06
Equity Financing	6.06(a)
Exchange Agent	3.03(a)
Expiration Time	2.01(d)
FCC Grant	9.06
Financing	6.06(a)
Financing Commitment Letters	6.06(a)
Funding Condition	Exhibit A
Guarantor	Recitals
Guaranty	Recitals
Indemnified Person	8.02(a)
Initial Expiration Time	2.01(d)
Insurance Policies	5.19
Internal Controls	5.07(e)
Intervening Event	7.03(i)(ii)
In-the-Money Company Stock Option	3.05(b)

In-the-Money Company Stock Option Merger Consideration	3.05(b)
Losses	8.02(a)
Major Customer	5.22
Major Supplier	5.22
Material Contract	5.21(a)(xvii)
Maximum Tail Premium	8.02(c)
Merger	Recitals
Merger Consideration	Recitals
Merger Subsidiary	Preamble
Minimum Condition	2.01(b)
Multiemployer Plan	5.17(c)
Necessary IP	5.15(a)
Offer	Preamble
Offer Closing	2.01(f)
Offer Conditions	2.01(b)
Offer Documents	2.01(h)
Offer Price	Recitals
Offer to Purchase	2.01(c)
Option Exercise Price	3.05(a)(ii)
Outside Date	2.01(e)
Parent	Preamble
Parent Related Parties	12.04(e)
Parent Termination Fee	12.04(c)
Proceeding	5.13
Promissory Note	2.03(b)
Qualified Acquisition Proposal	7.03(c)
Representatives	7.03(a)
Required Information	7.05(a)
Schedule 14D-9	2.02(a)
Schedule TO	2.01(h)
Software	1.01
Solicitation Period End Date	7.03(a)
Superior Proposal	7.03(i)(iv)
Surviving Corporation	3.01(a)
Takeover Statute	5.26
Top-Up Option	2.03(a)
Top-Up Shares	2.03(a)
Transition Period	8.03(a)
Uncertificated Shares	3.03(a)

Section 1.02   Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement unless otherwise specified. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in any Annex, Exhibit or Schedule or in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definition of terms herein shall apply equally to the singular and the plural. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall.” Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such shall not mean simply “if.” The word “or” shall not be exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Unless otherwise specified, references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that any agreement or contract listed on the Company Disclosure Schedule must indicate whether such agreement or contract has been amended, modified or supplemented.  References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law,” “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.  This Agreement shall not be construed against any party more or less strictly for its participation, or lack thereof, in the drafting hereof.

ARTICLE 2
THE OFFER

Section 2.01        The Offer.

(a)         As promptly as practicable after the date of this Agreement, Merger Subsidiary shall (and Parent shall cause Merger Subsidiary to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer at the Offer Price; provided, however, Parent shall provide the Company with prior notice of when it intends to commence the Offer, and thereafter the Company, Parent and Merger Subsidiary shall cooperate and, to the extent necessary, delay the commencement of the Offer, to allow the Company sufficient time (but not to exceed five (5) calendar days following the date Parent intended to commence the Offer) to comply with its obligations under the first sentence of Section 2.02(a).

(b)         The obligation of Merger Subsidiary to, and of Parent to cause Merger Subsidiary to, accept for payment and pay for any shares of Company Stock validly tendered and not validly withdrawn pursuant to the Offer shall be subject to: (i) there being validly tendered in the Offer and not validly withdrawn prior to any then scheduled Expiration Time that number of shares of Company Stock which, together with the shares beneficially owned by Parent or Merger Subsidiary (if any), represents at least two-thirds of the Company Stock then outstanding (the “Minimum Condition”); and (ii) the satisfaction, or waiver, to the extent permissible, by Parent or Merger Subsidiary, of the other conditions and requirements set forth in Exhibit A (together with the Minimum Condition, the “Offer Conditions”). The Offer Price payable in respect of each share of Company Stock validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the seller in cash, without interest and less any applicable withholding taxes thereon, on the terms and subject to the conditions set forth in this Agreement and the Offer to Purchase.

(c)         The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer as set forth in this Agreement, including the Offer Conditions. Parent and Merger Subsidiary expressly reserve the right (in their sole discretion) to waive, in whole or in part, any Offer Condition (other than the Minimum Condition), to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless previously approved in writing by the Company, Parent and Merger Subsidiary shall not (i) reduce the number of shares of Company Stock subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Condition, (iv) add to the conditions set forth in Exhibit A or modify or change any Offer Condition in a manner adverse in any material respect to any stockholders of the Company, (v) except as otherwise provided in this Section 2.01, terminate, extend or otherwise change the expiration date of the Offer, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any stockholders of the Company.

(d)         The Offer shall expire on the later of (i) 5:00 p.m., New York City time, on May 30, 2013 and (ii) midnight, New York City time, on the date that is twenty (20) Business Days following the commencement (within the meaning of Rule 14d-1(g)(3) and Rule 14d-2 under the Exchange Act) of the Offer (the “Initial Expiration Time”) or, in the event the Initial Expiration Time has been extended pursuant to this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later date and time to which the Initial Expiration Time has been extended pursuant to this Agreement, is referred to as the “Expiration Time”).

(e)         Notwithstanding anything in this Agreement to the contrary, and without limiting Parent’s or Merger Subsidiary’s obligations under this Section 2.01(e), Merger Subsidiary (i) may, in its sole discretion, without the consent of the Company, extend the Offer on one or more occasions if on any then-scheduled Expiration Time any of the Offer Conditions shall not be satisfied or, to the extent permissible, in Merger Subsidiary’s sole discretion, waived, until such time as such condition or conditions are satisfied or so waived, (ii) shall, and Parent shall cause Merger Subsidiary to, extend the Offer at the request of the Company beyond any then-scheduled Expiration Time, if, at the then-scheduled Expiration Time of the Offer, any of the Offer Conditions (other than clauses (b), (c) or (d) of Exhibit A) shall not be satisfied or, to the extent permissible, in Merger Subsidiary’s sole discretion, waived, (iii) shall, and Parent shall cause Merger Subsidiary to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or Nasdaq (including, in accordance with the position of the staff of the SEC, any required extension of the Offer to ensure that at least five (5) Business Days will remain in the Offer following disclosure of the satisfaction or waiver of the Funding Condition) applicable to the Offer and (iv) may, in its sole discretion, without the consent of the Company, extend the Offer if the Marketing Period has not ended (or will not end) prior to the then-scheduled Expiration Time, from time to time and on one or more occasions until the first (1st) Business Day immediately following the final day of the Marketing Period (or such earlier date specified by Parent to the Company upon two (2) Business Days prior written notice); provided, however, that in no event shall Parent or Merger Subsidiary be required to extend (or cause to extend) the Offer (A) beyond July 28, 2013, but extended to September 26, 2013 if as of such date the only Offer Condition not satisfied is clause (g) on Exhibit A (and each other clause on Exhibit A that is not satisfied as a result of clause (g) on Exhibit A not being satisfied) (the “Outside Date”) or (B) at any time that this Agreement is terminated pursuant to Article 11. In addition, notwithstanding anything in this Agreement to the contrary, Merger Subsidiary may from time to time, in its sole discretion, without the consent of the Company, extend the Offer on one or more occasions if (x) Parent and Merger Subsidiary shall have waived the Funding Condition, (y) all of the other Offer Conditions (other than the Minimum Condition) have been satisfied or, to the extent permissible, in Merger Subsidiary’s sole discretion, waived at such time and (z) the Debt Financing has not actually been received by Merger Subsidiary or Parent. Each extension of the Offer (other than pursuant to clause (ii) of the first sentence of this Section 2.01(e)) shall, subject to Applicable Law, not exceed the lesser of ten (10) Business Days and such fewer number of days that Merger Subsidiary reasonably believes are necessary to cause the Offer Conditions to be satisfied (unless otherwise agreed to in writing by the Company and Parent), and each extension of the Offer pursuant to clause (ii) of the first sentence of this Section 2.01(e) shall, subject to Applicable Law, be five (5) Business Days (unless otherwise agreed to in writing by the Company and Parent).

(f)          On the terms and subject to the conditions of this Agreement, Merger Subsidiary shall, and Parent shall cause Merger Subsidiary to, accept and, within three (3) Business Days following such acceptance of shares, pay for (subject to any withholding of tax pursuant to Section 3.06) all shares of Company Stock validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time. Acceptance for payment of shares of Company Stock following the Expiration Time pursuant to and subject to the terms and conditions of the Offer is referred to in this Agreement as the “Offer Closing”.  Nothing contained in this Section 2.01 shall affect any termination rights in Article 11.

(g)         The Offer may not be terminated prior to the Expiration Time unless this Agreement is validly terminated in accordance with Section 11.01. If at any then-scheduled Expiration Time of the Offer, (i) each Offer Condition (other than the Minimum Condition) shall have been satisfied or, to the extent permissible, in Merger Subsidiary’s sole discretion, waived, (ii) the Minimum Condition shall not have been satisfied and (iii) no further extensions or re-extensions of the Offer are permitted or required pursuant to Section 2.01(e), then Merger Subsidiary shall promptly, irrevocably and unconditionally, terminate the Offer in accordance with Applicable Law. If the Offer is terminated or withdrawn by Merger Subsidiary, or this Agreement is terminated in accordance with Section 11.01, Merger Subsidiary shall promptly return, and shall cause any depository acting on behalf of Merger Subsidiary to return, all tendered shares of Company Stock to the registered holders thereof.

(h)         On the date of the commencement of the Offer, Parent and Merger Subsidiary shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”).  The Schedule TO shall include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any amendments and supplements thereto, the “Offer Documents”). The Company shall promptly furnish to Parent and Merger Subsidiary all information concerning the Company that is reasonably requested by Parent, or is required by the Exchange Act or other Applicable Law, to be set forth in the Offer Documents.  Parent and Merger Subsidiary agree to cause the Offer Documents to be filed with the SEC and disseminated to the stockholders of the Company, in each case as and to the extent required by the Exchange Act. Parent and Merger Subsidiary, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by Applicable Law.  Parent and Merger Subsidiary further agree to cause the Offer Documents, as so corrected (if applicable), to be filed with the SEC and disseminated to the stockholders of the Company, in each case as and to the extent required by the Exchange Act. Parent and Merger Subsidiary shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence between them and their representatives, on the one hand, and the SEC, on the other hand. Parent and Merger Subsidiary shall use their respective reasonable best efforts to respond  promptly to any comments of the SEC with respect to the Offer Documents.  Prior to the filing of the Offer Documents (including any amendments or supplements thereto) with the SEC or dissemination thereof to the stockholders of the Company, or responding in writing to any comments of the SEC with respect to the Offer Documents, Parent and Merger Subsidiary shall provide the Company and its representatives a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Subsidiary shall give reasonable consideration to any such comments.

(i)         Parent shall provide or cause to be provided to Merger Subsidiary, on or before such time as Merger Subsidiary becomes obligated to pay for shares of Company stock validly tendered and not validly withdrawn pursuant to the Offer, the funds necessary to pay for any shares of Company Stock that Merger Subsidiary becomes obligated to accept for payment, and pay for, pursuant to the Offer.

Section 2.02        Company Actions.

(a)         As soon as practicable following (but in any event on the same day as) the filing of the Offer Documents with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 7.03, contain (i) the recommendation described in Section 5.02, (ii) a copy of the opinion referenced in Section 5.25 in its entirety, together with a summary thereof in accordance with Item 1015(b) of Regulation M-A under the Exchange Act, whether or not such item is applicable and (iii) such other information that is customarily included therein, as mutually determined by Parent and the Company. The Company agrees to cause the Schedule 14D-9 to be prepared and filed with the SEC and disseminated to the stockholders of the Company, in each case as and to the extent required by the Exchange Act.  To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the stockholders of the Company together with the Offer Documents disseminated to the stockholders of the Company.  Parent and Merger Subsidiary shall promptly furnish to the Company all information concerning Parent and Merger Subsidiary that is reasonably requested by the Company, or is required by the Exchange Act or other Applicable Law, to be set forth in the Schedule 14D-9. The Company, on the one hand, and Parent and Merger Subsidiary, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by Applicable Law. The Company further agrees to cause the Schedule 14D-9, as so corrected (if applicable), to be filed with the SEC and disseminated to the stockholders of the Company, in each case as and to the extent required by the Exchange Act. The Company shall promptly notify Parent and Merger Subsidiary upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent and Merger Subsidiary with copies of all correspondence between it and its representatives, on the one hand, and the SEC, on the other hand and prior to the filing of the Schedule 14D-9 (including any amendments or supplements thereto) with the SEC or dissemination thereof to the stockholders of the Company, or responding in writing to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent, Merger Subsidiary and their representatives a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable consideration to any such comments. The Company shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Schedule 14D-9.  The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation.

(b)         In connection with the Offer, the Company shall promptly furnish or cause to be furnished to Parent and Merger Subsidiary mailing labels, security position listings and any other available listings or computer files containing the names and addresses of the record holders or beneficial owners of the shares of Company Stock as of the most recent practicable date, and shall promptly furnish Parent and Merger Subsidiary with such information and assistance (including lists of record holders or beneficial owners of the shares of Company Stock, updated from time to time upon Parent’s, Merger Subsidiary’s or either of their respective agent’s request, and the addresses, mailing labels and lists of security positions of such record holders or beneficial owners) as Parent, Merger Subsidiary or its agent may reasonably request for the purpose of communicating the Offer to the record holders and beneficial owners of the shares of Company Stock.  Subject to the requirements of Applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger and the other transactions contemplated hereby, Parent and Merger Subsidiary shall hold in confidence the information contained in any such labels, listings and files in accordance with the Confidentiality Agreement and shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly deliver (and shall use their respective commercially reasonable efforts to cause their agents and representatives to deliver) to the Company (or destroy) all copies and any extract or summaries of such information then in their possession or control.

Section 2.03        Top-Up Option.

(a)         The Company hereby grants to Merger Subsidiary an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 2.03 following the Offer Closing, to purchase at a price per share equal to the Offer Price paid in the Offer up to that number of duly authorized, fully paid and nonassessable shares of Company Stock (the “Top-Up Shares”) equal to at least that number of shares of Company Stock that, when added to the number of shares of Company Stock owned by Parent and its Subsidiaries at the time of exercise of the Top-Up Option, shall constitute one share more than 90% of the shares of Company Stock outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis (which assumes conversion or exercise of all derivative securities convertible or exercisable into shares of Company Stock regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof); provided, however, that the Top-Up Option shall not be exercisable (i) for a number of shares of Company Stock in excess of the shares of Company Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) at the time of exercise of the Top-Up Option (giving effect to the shares of Company Stock issuable pursuant to all then-outstanding stock options, restricted stock units and any other rights to acquire Company Stock as if such shares were outstanding) and (ii) if the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Shares are prohibited by any Applicable Law or Order. The Top-Up Option shall be exercisable only once, in whole but not in part, at any time following the Offer Closing and prior to the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms.

(b)         If, immediately following the Offer Closing (and giving effect to the Offer Closing), the number of shares of Company Stock owned by Parent and its Subsidiaries constitutes less than 90% of the shares of Company Stock outstanding at such time, then Merger Subsidiary shall exercise the Top-Up Option subject to the terms and conditions of this Section 2.03 by delivering to the Company written notice specifying the number of shares of the Company Stock owned by Parent and its Subsidiaries at the time of such notice (giving effect to the Offer Closing). The Company shall, as soon as practicable following receipt of such notice (and, in any event, on the same day), deliver written notice to Merger Subsidiary specifying, based on the information provided by Merger Subsidiary in its notice, the number of Top-Up Shares to be purchased by Merger Subsidiary. The Company and Parent shall use reasonable best efforts to cause the closing of the purchase of the Top-Up Shares, if applicable, to take place at the same place, on the same day and immediately prior to the Closing. At the closing of the purchase of Top-Up Shares, the aggregate purchase price owed by Merger Subsidiary to the Company for the Top-Up Shares shall be paid to the Company at Parent’s election, either (i) entirely in cash, by wire transfer of same-day funds or (ii) by (A) paying in cash by wire transfer of same-day funds an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) issuing to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (A) (the “Promissory Note”). The Promissory Note (i) shall bear simple interest at a rate of 5.0% per annum, (ii) shall mature on the first anniversary of the date of execution of the Promissory Note, (iii) shall be full recourse to Parent and Merger Subsidiary, (iv) may be prepaid, at any time, in whole or in part, without premium or penalty, and (v) shall have no other material terms. The Company shall cause to be issued to Merger Subsidiary a certificate representing the Top-Up Shares or, if the Company does not then have certificated shares, the applicable number of book-entry shares and evidence reasonably satisfactory to Parent of the issuance of such book-entry shares. Such certificates or book-entry shares may include any legends that are required by Applicable Laws.

(c)         Parent and Merger Subsidiary acknowledge that no Top-Up Shares issued upon exercise of the Top-Up Option will be registered under the Securities Act and that all such shares will be issued in reliance upon an applicable exemption from registration under the Securities Act. Each of Parent and Merger Subsidiary hereby represents and warrants to the Company that Merger Subsidiary is, and will be upon the purchase of the Top-Up Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act. Merger Subsidiary agrees that the Top-Up Option and the Top-Up Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Merger Subsidiary for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(d)         Any dilutive impact on the value of the shares of Company Stock as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Section 262 of Delaware Law as contemplated by Section 3.04.

(e)         Subject to the terms and conditions of this Agreement, and for so long as this Agreement has not been terminated in accordance with its terms, the Company agrees that it shall maintain out of its existing authorized capital stock, free from preemptive rights, 55,000,000 authorized but unissued shares of Company Stock issuable as Top-Up Shares pursuant to this Section 2.03.

Section 2.04      Notices of Guaranteed Delivery.  For purposes of this Agreement (including Exhibit A, the exercise of the Top-Up Option and the Offer), any shares of Company Stock tendered pursuant to the Offer subject to notices of guaranteed delivery shall be deemed not to be validly tendered into the Offer unless and until the shares of Company Stock underlying such notices of guaranteed delivery are delivered to or on behalf of Merger Subsidiary, except as otherwise mutually agreed to by the Company and Parent.

ARTICLE 3
THE MERGER

Section 3.01       The Merger.

(a)         At the Effective Time, Merger Subsidiary shall be merged with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b)         The closing of the Merger (the “Closing”) shall take place at the offices of Kelley Drye & Warren LLP, 333 W. Wacker, Suite 2600, Chicago, Illinois 60606, as soon as practicable following (and in any event, on the same day as) the Offer Closing (and, if applicable, the consummation of the purchase of the Top-Up Shares), subject to the satisfaction or, to the extent permissible, waiver of the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing); provided, however, that if the Company Stockholder Approval is required by Applicable Law, then the Closing shall take place on the later of (x) two (2) Business Days after the date the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived and (y) the first (1st) Business Day immediately following the final day of the Marketing Period (but subject to the satisfaction or, to the extent permissible, waiver of the conditions set forth in Article 10 at the Closing) or such earlier date during the Marketing Period specified in writing by Parent to the Company upon two (2) Business Days’ prior notice; provided, further, that Parent and the Company may mutually agree to effect the Closing at any other place, at any other time or on any other date as Parent and the Company may mutually agree (such date on which the Closing occurs, the “Closing Date”).

(c)         At the Closing, the Company and/or Merger Subsidiary shall file a certificate of merger in customary form and substance with the Secretary of State of the State of Delaware and shall make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as may be mutually agreed to by the Company and Parent and as specified in the certificate of merger).

(d)         From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 3.02      Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Subsidiary or the holders of any securities of the Company or Merger Subsidiary:

(a)         except as otherwise provided in Section 3.02(b) or Section 3.04, each share of Company Stock outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the Merger Consideration, and as of the Effective Time, all such shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration.

(b)         each share of Company Stock held by the Company as treasury stock or owned by Parent, Merger Subsidiary or any Subsidiary of the Company, in each case, immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto;

(c)         each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 3.03          Surrender and Payment.

(a)         Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). Concurrently with the Effective Time, Parent shall make available to the Exchange Agent the aggregate Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares (but not, for the avoidance of doubt, the In-the-Money Company Stock Option Merger Consideration or the Company RSU Merger Consideration to be paid in respect of In-the-Money Company Stock Options and Company RSUs, respectively, which will be paid in accordance with Section 3.05). All cash deposited with the Exchange Agent may not be used for any purpose not provided in this Agreement, or as otherwise agreed by the Company and Parent before the Effective Time. Any income from investment of the cash deposited with the Exchange Agent  will be payable to the Surviving Corporation or as otherwise directed by Parent. Promptly after the Effective Time (but in no event later than five (5)  Business Days after the Effective Time), Parent shall cause the Exchange Agent to send to each holder of shares of Company Stock immediately prior to the Effective Time (other than the Company, Parent, Merger Subsidiary, any Subsidiary of the Company, Parent or Merger Subsidiary, or holders of Dissenting Shares who have not subsequently withdrawn or lost their rights of appraisal) a letter of transmittal, in form and substance reasonably acceptable to the Surviving Corporation, and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b)         Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, promptly following (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent from and after the Effective Time for all purposes only the right to receive such Merger Consideration. No interest or dividends will be paid or accrue on any Merger Consideration payable to holders of Certificates or Uncertificated Shares.  All cash paid upon the surrender of Certificate and Uncertificated Shares in accordance with the terms herein shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares formerly represented by such Certificate and Uncertificated Shares.

(c)         If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay in advance to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d)         After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 3.

(e)         Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.03(a) that remains unclaimed by the holders of shares of Company Stock one year after the Effective Time shall be returned to Parent or delivered to the Surviving Corporation, as directed by Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 3.03 prior to that time shall thereafter look only to the Parent and the Surviving Corporation as general creditors thereof for payment of the Merger Consideration, in respect of such shares without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f)         Any portion of the Merger Consideration made available to the Exchange Agent in respect of any Dissenting Shares shall be returned to Parent upon demand.

Section 3.04          Dissenting Shares. Notwithstanding Section 3.02, shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Stock canceled in accordance with Section 3.02(b)) and held by a holder who has properly demanded appraisal rights of such shares in accordance with Section 262 of Delaware Law (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under Delaware Law with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment of the “fair value” of such shares in accordance with Delaware Law; provided that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Delaware Law, such shares of Company Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 3.02(a), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Uncertificated Share, as the case may be, in compliance with Section 3.03. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Delaware Law that relates to such demand, and Parent shall have the opportunity and right to participate in and control all negotiations and proceedings with respect to such demands under Delaware Law consistent with the obligations of the Company thereunder. Prior to the Effective Time, except with the prior written consent of Parent in its sole discretion, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands. At the Effective Time, the Dissenting Shares shall no longer be outstanding, and shall automatically be cancelled and shall cease to exist.  From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of an equity owner of the Surviving Company or of a stockholder of Parent.

Section 3.05            Company Equity Awards.

(a)         The Company shall use reasonable best efforts to as promptly as practicable (but, in any event, prior to the Effective Time) take or cause to be taken all such actions necessary or appropriate in its good faith determination (including using reasonable best efforts to obtain written acknowledgements from each holder of Company Stock Options to the cancellation of such holder’s Company Stock Options in accordance with the terms of this Section 3.05(a)), or as Parent reasonably requests, so that each option to purchase shares of Company Stock outstanding under any Company Stock Plan (a “Company Stock Option”) that does not, by its terms, expire on or before the Effective Time (other than shares of Company Stock in respect of Company Stock Options that shall have then been exercised), regardless of whether such Company Stock Option is vested or would vest prior to or on the Effective Time, is:

(i)               fully vested and exercised (including exercises contingent upon consummation of the transactions contemplated hereby (however described) and exercise where payment of the exercise price is funded by a portion of the Merger Consideration payable in respect of the shares of Company Stock issued upon such exercise); or

(ii)              otherwise canceled without any shares of Company Stock being issued or outstanding or deemed to be issued or outstanding immediately prior the Effective Time in respect thereof and converted into the right to receive a cash payment equal to the excess, if any, of the Merger Consideration over the exercise price per share of Company Stock underlying such Company Stock Option (the “Option Exercise Price”) as described in Section 3.06.

(b)         For each Company Stock Option outstanding immediately prior to the Effective Time that has an Option Exercise Price that is less than the Merger Consideration (each such Company Stock Option, an “In-the-Money Company Stock Option”), whether or not exercisable or vested, shall be converted into the right to receive an amount in cash determined by multiplying (i) the excess of the Merger Consideration over the Option Exercise Price of such In-the-Money Company Stock Option by (ii) the number of shares of Company Stock subject to such In-the-Money Company Stock Option (such amount, the “In-the-Money Company Stock Option Merger Consideration”).  Parent shall cause the Surviving Corporation to pay through the Company’s payroll (to the extent applicable) the In-the-Money Company Stock Option Merger Consideration, without interest thereon, promptly after the Effective Time (but in no event later than three (3) Business Days after the Effective Time) and the Company shall cooperate with Parent prior to the Effective Time to arrange for such payment at such time through payroll. Each Company Stock Option outstanding immediately prior to the Effective Time that has an Option Exercise Price that is equal to or greater than the Merger Consideration, whether or not exercisable or vested, shall be cancelled without any consideration payable therefor.

(c)         The Company shall use reasonable best efforts to as promptly as practicable (but, in any event, prior to the Effective Time) take or cause to be taken all such actions necessary or appropriate in its good faith determination (including using reasonable best efforts to obtain written acknowledgements from each holder of Company RSUs to the cancellation of such holder’s Company RSUs in accordance with the terms of this Section 3.05(c)), or as reasonably requested by Parent, so that each restricted share unit with respect to shares of Company Stock granted under a Company Stock Plan (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time, whether earned or unearned, vested or unvested, shall be canceled and converted into the right to receive (i) an amount in cash equal to (A) the number of shares of Company Stock subject to such Company RSU immediately prior to the Effective Time (which for unearned, performance-based Company RSUs shall be equal to the target number of shares of Company Stock subject to each such award of performance-based Company RSUs) multiplied by (B) the Merger Consideration (such amount, the “Company RSU Merger Consideration”). Parent shall cause the Surviving Corporation to pay through the Company’s payroll (to the extent applicable) the Company RSU Merger Consideration, without interest thereon, promptly after the Effective Time (but in no event later than three (3) Business Days after the Effective Time) and the Company shall cooperate with Parent prior to the Effective Time to arrange for such payment at such time through payroll.

(d)         The holders of Company Stock Options and Company RSUs shall have the right to enforce, and shall be beneficiaries with respect to, the provisions of this Section 3.05.

Section 3.06          Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Company, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any provision of federal, state, local or foreign Tax law. The Company shall, and shall cause its Affiliates to, assist Parent and the Surviving Corporation in making such deductions and withholdings as reasonably requested by Parent.  If the Exchange Agent, the Company, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Stock, Company Stock Options or Company RSUs or any other Person, as applicable, in respect of which the Exchange Agent, the Company, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 3.07           Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the delivery by such Person of a written indemnity agreement in form and substance reasonably acceptable to Parent and the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 3.

Section 3.08           Adjustments. The Offer Price and Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Stock), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Stock occurring on or after the date hereof and prior to the Closing; provided, however, that this Section 3.08 shall not be deemed to constitute a consent for the Company to take any prohibited actions set forth in Section 7.01, nor shall it constitute a waiver of any breach thereof.

ARTICLE 4
THE SURVIVING CORPORATION

Section 4.01          Certificate of Incorporation. The certificate of incorporation of the Company shall be amended at the Effective Time to read in its entirety as set forth in Exhibit B hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 4.02          Bylaws. The bylaws of the Company shall be amended at the Effective Time to read in their entirety as the bylaws of Merger Subsidiary in effect immediately prior to the Effective Time and as so amended shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law; provided, however, that at the Effective Time the bylaws of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “Telular Corporation.”

Section 4.03          Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 12.05, except as set forth in (a) the Company Disclosure Schedule or (b) the Company SEC Documents (other than any disclosures contained or referenced therein under the captions “Risk Factors” or “Forward-Looking Statements”) filed on or after April 29, 2012 and at least two (2) Business Days prior to the date of this Agreement (it being acknowledged and agreed that clause (b) shall not apply to any representations or warranties set forth in Sections 5.01, 5.02, 5.05, 5.06, 5.07, 5.08, 5.09 and 5.24), the Company represents and warrants to Parent and Merger Subsidiary that:

Section 5.01          Corporate Existence and Power.

(a)         The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)         The Company has made available to Parent a true, complete and correct copy of its and each of its Subsidiaries’ certificates of incorporation and bylaws (or similar governing documents).

Section 5.02          Corporate Authorization.

(a)         The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Offer, the Merger and the Top-Up Option) are within the Company’s corporate powers and, except for the Company Stockholder Approval (if required by Applicable Law), have been duly authorized by all necessary corporate action on the part of the Company and, except for the Company Stockholder Approval (if required by Applicable Law),  no other corporate actions on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby (including the Offer, the Merger and the Top-Up Option).  The affirmative vote of the holders of two-thirds of the outstanding shares of Company Stock (if required by Applicable Law) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Subsidiary, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b)         At a meeting duly called and held at which all of the directors were present (in person or by teleconference), the Company Board has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) authorized, adopted, approved and declared advisable this Agreement and the transactions contemplated hereby (including the Offer, the Merger and the Top-Up Option), (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their shares of Company Stock in the Offer and, unless the Merger is consummated in accordance with Section 253 of Delaware Law as contemplated by Section 7.02, adopt and approve this Agreement and the Merger (such recommendation, the “Company Board Recommendation”) (it being understood that nothing in this clause (iii) shall in any way limit the Company’s and the Company Board’s rights under Section 7.03), and (iv) directed that, unless the Merger is consummated in accordance with Section 253 of Delaware Law as contemplated by Section 7.02, this Agreement be submitted to the Company’s stockholders for their adoption at a stockholders’ meeting duly called and held for such purpose. As of the date hereof, none of the aforesaid resolutions have been subsequently rescinded, modified or withdrawn.  Promptly following the date hereof, the Company shall make available to Parent a true and complete copy of the aforementioned resolutions.

Section 5.03          Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no consent, approval, authorization, waiver, permit or other action by or in respect of or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with the provisions of the Communications Laws, including receipt of the FCC Grant, (d) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities laws, (e) compliance with any applicable rules of Nasdaq and (f) any additional actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.04         Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) assuming the Company Stockholder Approval (if required by Applicable Law to consummate the Merger) is obtained, contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or the organizational or governing documents of any of the Company’s Subsidiaries, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default or breach, or an event that, with or without notice or lapse of time or both, would constitute a default or breach, under, or cause or permit the termination, cancellation, amendment, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument binding upon the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.05          Capitalization.

(a)         The authorized capital stock of the Company consists of 75,000,000 shares of Company Stock and 10,000,000 shares of preferred stock, $0.01 par value per share, of the Company (the “Company Preferred Stock”), of which 21,000 are designated as Series A Convertible Preferred Stock.  As of April 28, 2013, there were (i) 17,323,991 shares of Company Stock outstanding, (ii) an aggregate of 1,378,602 shares of Company Stock subject to outstanding Company Stock Options, (iii) an aggregate of 568,342 shares of Company Stock subject to outstanding Company RSUs, (iv) 4,577,163 shares of Company Stock held by the Company as treasury shares and (v) no shares of Company Preferred Stock issued or outstanding. All outstanding shares of capital stock of the Company have been, and all shares that may be issued (in accordance with Section 7.01) pursuant to any Company Stock Plan or other Employee Plan will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.  Each Company Stock Option (i) has an exercise price at least equal to the fair market value of the Company Stock on a date no earlier than the date of the corporate action authorizing the grant, (ii) has not had its exercise date or grant date delayed or “back-dated” and (iii) has been issued in compliance in all material respects with (A) the terms of the applicable equity plan under which it was granted and (B) all Applicable Laws, and has been properly accounted for in all material respects in accordance with GAAP.  Section 5.05 of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of the number of shares of Company Stock subject to each outstanding Company Stock Option, Company RSU and other compensatory equity award (if any), indicating, with respect to each such Company Stock Option, Company RSU and other compensatory equity award, the Company equity plan under which it was granted, the number of shares of Company Stock subject to such award, and the exercise price, and the date of grant.

(b)         Except as set forth in this Section 5.05 and for changes since April 28, 2013 solely resulting from the exercise of Company Stock Options or settlement of Company RSUs outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, transfer, deliver or sell any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, except for the Top-Up Option,  or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). Except as set forth in Section 5.05(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any agreements or understandings (including stockholder agreements, registration agreements and voting trusts) with respect to the voting or registration of the Company Securities or any preemptive rights with respect thereto.  No Company Securities are owned by any Subsidiary of the Company.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any Rights Plan.

Section 5.06          Subsidiaries.

(a)         Section 5.06(a) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of each Subsidiary of the Company, its place and form of organization, the percentage of its outstanding equity interests (including partnership interests and limited liability company interests) owned by the Company or its Subsidiaries and any other Person (and the entities owning such equity interests) and its U.S. federal income tax classification.

(b)         Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization and has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)         All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens) and free of any transfer restriction (other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, transfer, deliver or sell any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Neither the Company nor any of its Subsidiaries is a party to any agreements or understandings (including stockholder agreements, registration agreements and voting trusts) with respect to the voting or registration of the Company Subsidiary Securities or any preemptive rights with respect thereto.

(d)         Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries and marketable securities purchased by the Company in the ordinary course of business not exceeding one percent (1%) of outstanding capital stock of such entity, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 5.07          SEC Filings and the Sarbanes-Oxley Act.

(a)         The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished to the SEC by the Company since September 30, 2010 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). The Company has made available to Parent (including via the EDGAR system, as applicable) correct and complete copies of all written correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since September 30, 2010 and prior to the date hereof. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents. To the knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(b)         No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC.

(c)         As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed or furnished pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)         Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed or furnished pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)         The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has, in compliance with Rule 13a-15 under the Exchange Act, (i) designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies or material weakness in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls.

(f)         The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s Internal Controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies or material weaknesses in the design or operation of the Company’s Internal Controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls.  The Company has made available to Parent all such disclosures made to the Company’s auditors and audit committee since September 30, 2010.

(g)         Since July 30, 2002, except as permitted by the Exchange Act (including the rules and regulations promulgated thereunder), including Sections 13(k)(2) and (3) thereof, neither the Company nor any of its Subsidiaries has made, arranged or modified in any material way, or forgiven personal loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries. There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(h)         Since September 30, 2010, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 5.08          Financial Statements. The consolidated financial statements of the Company and its consolidated Subsidiaries included in the Company SEC Documents have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (i) as may be indicated in such financial statements or the notes thereto, (ii) as permitted by the published rules and regulations of the SEC and (iii) in the case of unaudited interim financial statements, for the absence of notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments). The books, records and accounts of the Company and each of its Subsidiaries fairly present, in reasonable detail, the assets and liabilities, financial condition and results of operations of the Company or such Subsidiary (as applicable) at and for the dates and periods indicated. Except as reflected or reserved against in the Company Balance Sheet or the notes thereto, neither the Company nor any of its Subsidiaries has any Indebtedness.

Section 5.09          Disclosure Documents.

(a)         The information supplied by the Company for inclusion in the Offer Documents shall not, on the date the Offer Documents are filed with the SEC or on the date the Offer Documents are first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)         The Schedule 14D-9 shall not, on the date the Schedule 14D-9 is filed with the SEC or on the date the Schedule 14D-9 is first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.09(b) shall not apply to statements or omissions included or incorporated by reference in the Schedule 14D-9 based upon information supplied by Parent, Merger Subsidiary or any of their respective Representatives specifically for use or incorporation by reference therein.

Section 5.10           Absence of Certain Changes.

(a)         From the Company Balance Sheet Date until the date hereof, (i) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practice and (ii) there has not been any event, occurrence, development of a state of circumstances or facts that has had and continues to have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)         From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Sections 7.01(a), 7.01(b)(i), 7.01(b)(iii), 7.01(e), 7.01(f), 7.01(g), 7.01(j), 7.01(n), 7.01(o), 7.01(p), 7.01(r) or, to the extent applicable to such sections, 7.01(s).

Section 5.11           No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed, reflected or reserved against in the Company Balance Sheet; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.12          Compliance with Laws and Court Orders.

(a)         The Company and each of its Subsidiaries is, and in the past two (2) years has been, in compliance with, and to the knowledge of the Company is not, and in the past two (2) years has not been, under investigation by any Governmental Authority with respect to, Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)         There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries (including against any of the Company Owned IP where any of the foregoing restricts the use, ownership, enforcement, validity or enforceability thereof) that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.13          Litigation. There is no action, suit, claim, arbitration, audit, inquiry, investigation or proceeding (each a “Proceeding”) pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any present or former executive officer or director of the Company or any of its Subsidiaries for whom the Company or any of its Subsidiaries may be liable before (or, in the case of threatened Proceedings, that would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.14          Properties.

(a)         Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, free and clear of all Liens except Permitted Liens, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b)         Neither the Company nor any Subsidiary owns any real property.

(c)         Section 5.14(c) of the Company Disclosure Schedule sets forth the address of each Leased Real Property, and a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property (including the date and name of the parties to such Lease document).  The Company has delivered to Purchaser a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as would not reasonably be expected to have a Material Adverse Effect, (i) each Lease is legal, valid, binding and in full force and effect, (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received any notice in writing that it has breached, violated or defaulted under any Lease, (iii) the Company or Subsidiary has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; and (iv) the Company or Subsidiary has not collaterally assigned or granted any other security interest in such Lease or any interest therein.

Section 5.15           Intellectual Property.

(a)         The Company and its Subsidiaries own or otherwise hold the right to use all Intellectual Property used in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, except for such Intellectual Property which the failure by the Company or any of its Subsidiaries to own or otherwise hold the right to use would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (the “Necessary IP”), free and clear of any Liens (other than Permitted Liens).

(b)         There are no legal disputes or claims that were made or brought in the last six (6) years or are pending or, to the knowledge of the Company, threatened (i) alleging infringement, misappropriation or any other violation of any Intellectual Property rights of any Person by the Company or any of its Subsidiaries, or (ii) challenging the scope, ownership, validity, or enforceability of any Intellectual Property owned by the Company or any of its Subsidiaries (the “Company Owned IP”) or of the Company or its Subsidiaries’ rights to use any Company Owned IP or any Intellectual Property rights owned by a Third Party that are Necessary IP, in each case that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the Company or its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person, except for such infringements, misappropriations or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any of the Company Owned IP, except for such infringements, misappropriations or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)         Section 5.15(b) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all Company Registered IP. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries have paid all maintenance fees and filed all statements of use reasonably necessary to maintain and protect the Company Registered IP and (ii) none of the Registered IP owned by or in the case of pending applications, filed by or on behalf of the Company and its Subsidiaries (the “Company Registered IP”) is invalid or unenforceable in whole or part.

(d)         The Company and its Subsidiaries have taken commercially reasonable steps to protect their rights in the Necessary IP and to protect any confidential information provided to them by any other Person under obligation of confidentiality.

(e)         The Company and its Subsidiaries have obtained from all Persons (including current and former employees, consultants and contractors) who have created any portion of, or otherwise who would have any rights in or to, any Intellectual Property that is material to the conduct of the business of the Company and its Subsidiaries, written assignments of any such work, invention, improvement or other rights to the Company and its Subsidiaries.

(f)         Section 5.15(f) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all (i) material Software owned by the Company or any of its Subsidiaries and (ii) material Third Party Software.

(g)         Neither the Company nor any of its Subsidiaries uses or has used Open Source Software or any OSS Modifications (including any Open Source Software listed in Section 5.15(f) of the Company Disclosure Schedule) in a manner that (i) would grant or purport to grant to any Person any rights to or immunities under any Company Owned IP, or (ii) would require the Company to disclose or distribute the source code to any Company Products, to license the source code to any Company Products for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any Company Products at no or minimal charge. As of the date of this Agreement, to the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any requests from any Person for disclosure of the source code for any Company Products pursuant to a license governing Open Source Software.  All use of any Open Source Software or any OSS Modifications by the Company and its Subsidiaries is in compliance in all material respects with the requirements of all Open Source Software licenses thereto.

(h)             No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license, or disclosure of the source code for any Software included in the Company Owned IP to any Person who is not, as of the date of this Agreement, an employee of the Company or its Subsidiaries.

Section 5.16          Taxes.

(a)              Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all federal income and all other material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law.  All such Tax Returns were, at the time of filing, true and complete in all material respects.

(b)             The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c)             Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the statute of limitations period applicable to any income or franchise Tax Return or any other material Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.  No deficiencies for any Taxes have been assessed, or to the knowledge of the Company, asserted or proposed in writing, by any Taxing Authority against the Company or any of its Subsidiaries that have not been resolved.

(d)             There is no written claim, audit or Proceeding now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax.

(e)             The unpaid Taxes of the Company and its Subsidiaries will not exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Company Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(f)              Neither the Company nor any of its Subsidiaries (A) has been a member of an “affiliated group” filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) as a transferee or successor, by contract or pursuant to any law (including Treasury Regulation Section 1.1502-6).

(g)             Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, or (v) election under Section 108(i) of the Code.

(h)             Neither the Company nor any of its Subsidiaries is, nor has been at any time during the period described in Section 897(c)(1)(A)(ii)(II) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(i)              During the two year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(j)              No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is required to file any Tax Return in that jurisdiction.

(k)             Neither the Company nor any of its Subsidiaries has been a party to a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

Section 5.17           Employee Benefit Plans.

(a)         Section 5.17 of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each material Employee Plan.  “Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, consulting, severance, separation, change in control, retention, bonus, incentive award, stock option, stock purchase, restricted stock, deferred compensation, or similar contract, program, agreement, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive, equity-based or deferred compensation, vacation, paid time off or fringe benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance, transaction or change in control benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) (x) which is maintained, administered or contributed to by the Company, its Subsidiaries or any ERISA Affiliate and covers any employee or former employee of the Company or any of its Subsidiaries or (y) with respect to which the Company or any of its Subsidiaries has any actual or contingent liability, other than (i) any Multiemployer Plan and (ii) any plan, policy, program, arrangement or understanding mandated by Applicable Law. Copies of the Employee Plans (and, if applicable, related trust or funding agreements or insurance policies) and all material amendments thereto have been made available to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto), if any, prepared in connection with any such plan or trust.

(b)         Neither the Company, nor any of its Subsidiaries, nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, and neither the Company nor any of its Subsidiaries has any liability under or with respect to, any Employee Plan or any other employee benefit plan that is or was subject to Title IV of ERISA or Section 412 of the Code.

(c)         Neither the Company, nor any of its Subsidiaries, nor any ERISA Affiliate contributes to, or has in the past six years contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).  Neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation as a result of at any time being considered a single employer with any other Person under Section 414 of the Code.

(d)         Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and, to the knowledge of the Company, no revocation of any such determination letter has been threatened and nothing has occurred that could reasonably be expected to adversely affect the qualification of any such Employee Plan. The Company has provided to Parent copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan.

(e)         Each Employee Plan has been maintained, funded and administered in compliance in all material respects with its terms and with the requirements prescribed by statutes, orders, rules and regulations including ERISA and the Code, which are applicable to such Employee Plan.

(f)          Except as set forth in Section 5.17(f) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (either alone or together with a termination of employment) (i) entitle any employee or independent contractor of the Company or any of its Subsidiaries to severance pay, (ii) accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan or (iii) give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code.

(g)         Each Employee Plan complies in form and operation in all material respects with Section 409A, and the Company and any of its Subsidiaries has not reported, and to the knowledge of the Company, is not required to report, any violations of Section 409A.

(h)         Neither the Company nor any of its Subsidiaries has any liability in respect of post-termination or post-retirement health, medical, life insurance or other welfare-type benefits for retired, former or current employees, directors or other service providers of the Company or any of its Subsidiaries except coverage or benefits as required under Section 4980B of the Code or any other Applicable Law the cost of which is borne by the beneficiary.

(i)         There is no audit or Proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan before any Governmental Authority, other than routine claims for benefits, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(j)         The Company has made available to Parent a complete and correct list as of the date hereof of each award outstanding under the Company Stock Plan, including the date of grant, exercise or purchase price and number of shares of Company Stock subject thereto.

Section 5.18          Labor and Employment Matters.

(a)         Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or similar agreement with a labor union or organization with respect to its employees. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their businesses, (ii) activity or proceeding by a labor union or representative thereof to the knowledge of the Company to organize any employees of the Company or any of its Subsidiaries or (iii) lockouts, strikes, slowdowns, work stoppages or, to the knowledge of the Company, threats thereof by or with respect to such employees, and during the last three years there has not been any such action.

(b)         The Company is in compliance with all Applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, other than instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.19           Insurance Policies. Section 5.19 of the Company Disclosure Schedule lists, as of the date of this Agreement, all material insurance policies covering the assets, business, equipment, properties, operations, employees, officers or directors of the Company and its Subsidiaries (collectively, the “Insurance Policies”). There is no material claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which the Company has been notified that coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) all of the Insurance Policies or renewals thereof are in full force and effect, (ii) all premiums due and payable under all of the Insurance Policies have been paid when due and (iii) the Company and its Subsidiaries are otherwise in material compliance with the terms of all of the Insurance Policies.

Section 5.20           Environmental Matters.  Except as has not had and would not reasonably be expected to have a Material Adverse Effect:

(a)         no written notice, notification, demand, request for information, citation, summons or order has been received within the past two (2) years or which remains unresolved, no complaint has been filed within the past two (2) years or is pending, and no action, claim, suit or proceeding has been commenced within the past two (2) years or is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Person, in each case that alleges that the Company or any of its Subsidiaries has or may have violated or has any actual or potential liability under any Environmental Law;

(b)         the Company and its Subsidiaries are and, for the past two (2) years, have been in compliance with all Environmental Laws;

(c)         neither the Company nor any of its Subsidiaries nor any other Person has (i) Released, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or exposed any Person to, any Hazardous Substance or (ii) has owned or operated any property or facility contaminated by any Hazardous Substance, in either case of (i) or (ii) so as to result in any actual liability (including any obligation to conduct any remedial action) of the Company or any of its Subsidiaries under or pursuant to any Environmental Law; and

(d)         the Company has provided to Parent all environmental reports, assessments and audits, and all other material environmental, health or safety documents, that are in its possession or under its reasonable control.

Section 5.21           Material Contracts.

(a)         Except for this Agreement and agreements filed with or incorporated by reference in the Company SEC Documents, Section 5.21(a) of the Company Disclosure Schedule sets forth each of the following Contracts to which the Company or any of its Subsidiaries is a party to or by which the Company or any of its Subsidiaries or their respective properties or assets are bound:

(i)                each Contract that involves performance of services, delivery or the sale of Company Products, developmental, consulting or other services commitments by the Company or any of its Subsidiaries, and that either (A) provided for payments to the Company of $500,000 or more in the Company’s four consecutive fiscal quarter period ended December 31, 2012 or (B) provides for aggregate payments to the Company after the date hereof of $1,000,000 or more, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 90 days’ notice or in connection with an annual renewal without liability or financial obligation to the Company or any of its Subsidiaries;

(ii)               each Contract that involves performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries, and that either (A) provided for payments by the Company of $500,000 or more in the Company’s four consecutive fiscal quarter period ended December 31, 2012 or (B) provides for aggregate payments by the Company after the date hereof of $1,000,000 or more, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 90 days’ notice or in connection with an annual renewal without liability or financial obligation to the Company or any of its Subsidiaries;

(iii)              each Contract that contains any provisions restricting the Company or any of its Affiliates or their successors from (A) competing or engaging in any activity or line of business or with any Person or in any area or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging or which, pursuant to its terms, could have such effect after the Closing as a result of the consummation of the transactions contemplated hereby or (B) hiring or soliciting for hire the employees or contractors of any Third Party (other than non-hire and non-solicitation provisions contained in confidentiality agreements), except in the case of each of clauses (A) and (B) for such restrictions that are not material to the Company and its Subsidiaries, taken as a whole;

(iv)              each Contract that (A) grants any exclusive rights to any Third Party, including any exclusive license or supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Closing as a result of the consummation of the transactions contemplated hereby, (B) grants any rights of first refusal or rights of first negotiation with respect to any product, service or Company Owned IP, (C) contains any provision that requires the purchase of all or any portion of the Company’s or any of its Subsidiaries’ requirements from any Third Party or (D) grants “most favored nation” rights, except in the case of each of clauses (A), (B), (C) and (D) for such rights and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(v)               each Contract pursuant to which the Company or any of its Subsidiaries has or has been granted any license to Intellectual Property (other than nonexclusive licenses granted to customers in the ordinary course of business of the Company and its Subsidiaries consistent with past practice), except for such licenses that are not material to the Company and its Subsidiaries, taken as a whole;

(vi)              each Contract pursuant to which the Company or any of its Subsidiaries will (A) dispose of or acquire (directly or indirectly) a material amount of assets other than in the ordinary course of business consistent with past practice, or (B) acquire any material interest in any other Person or other business enterprise for an amount in excess, in the aggregate, of $1,000,000 other than the Company’s wholly-owned Subsidiaries;

(vii)             each Contract relating to Indebtedness (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement (A) with an aggregate outstanding principal amount not exceeding $500,000 or (B) between or among any of the Company and its wholly-owned Subsidiaries;

(viii)           each Contract pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Lien on properties or other assets of the Company or any of its Subsidiaries, other than any Permitted Liens;

(ix)              each Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (except for the Company or any of its Subsidiaries), other than (A) extensions of credit to customers in the ordinary course of business consistent with past practice and (B) investments in marketable securities in the ordinary course of business in an amount that is not material to the Company and its Subsidiaries, taken as a whole;

(x)               each Contract under which the Company or any of its Subsidiaries has any obligations (including indemnification obligations) which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $1,000,000, except for acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business;

(xi)              each partnership, joint venture or other similar Contract or arrangement that is material to the Company and its Subsidiaries, taken as a whole;

(xii)             each Contract entered into in the past two (2) years in connection with the settlement or other resolution of any action or proceeding under which the Company or any of its Subsidiaries have any continuing obligations, liabilities or restrictions that are material to the Company and its Subsidiaries, taken as a whole, or that involved payment by the Company or any of its Subsidiaries of more than $500,000;

(xiii)             each Contract that includes a guarantee of the obligations of any Person that is not the Company or its wholly owned Subsidiaries;

(xiv)             each employment or severance Contract or similar employee termination arrangement that is not terminable by the Company or an ERISA Affiliate without an obligation to provide or pay severance;

(xv)              any material Contract that requires the consent of the other party upon a change of control of the Company or an ERISA Affiliate or which provides for future payments by the Company or an ERISA Affiliate that are conditioned, in whole or in part, on a change of control of the Company;

(xvi)             each material Contract with the Company, an ERISA Affiliate or any officer, director, employee of the Company or an ERISA Affiliate that is not terminable at will by the Company without penalty (other than employment, severance and change in control agreements covered by clauses (xiii) or (xv)); and

(xvii)            each Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

Each such Contract described in clauses (i) through (xv) (whether or not set forth on the Company Disclosure Schedule) is referred to herein as a “Material Contract.”

(b)         The Company has made available to Parent, through the Company’s electronic data room or otherwise, a true, correct and complete copy of each Material Contract. Each of the Company Material Contracts is valid and binding on the Company and each of its Subsidiaries party thereto and, to the knowledge of the Company, each other party thereto, is in full force and effect, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity, other than such failures to be valid and binding or to be in full force and effect or enforceable that would not have or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any counterparty to any Material Contract, is in breach of, or in default under, any Material Contract, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder, except, in each case, for such breaches or defaults as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received, as of the date of this Agreement, any notice in writing to terminate or not renew, in whole or in part, any Material Contract.

Section 5.22           Customers and Suppliers. Section 5.22 of the Company Disclosure Schedule lists the ten largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended December 31, 2012) (each, a “Major Customer”). Section 5.22 of the Company Disclosure Schedule lists the ten largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended December 31, 2012) (each, a “Major Supplier”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has not received, as of the date of this Agreement, any notice in writing from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or its Subsidiaries.

Section 5.23           Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws. The Company and its Subsidiaries have complied in all material respects with the U.S. Foreign Practices Act of 1977 and other applicable anti-corruption laws.

Section 5.24           Finders’ Fees. Except for Oppenheimer & Co. Inc., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.25          Opinion of Financial Advisor. The Company Board has received on April 28, 2013 the opinion of Oppenheimer & Co. Inc., financial advisor to the Company, to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the cash consideration to be received in the Offer and the Merger, taken together, is fair, from a financial point of view, to the holders of Company Stock (other than Avista Capital Holdings, L.P., Parent, Merger Sub, the Guarantors and their respective Affiliates).  A signed copy of such opinion will be made available to Parent for information purposes only promptly following receipt thereof by the Company.

Section 5.26          Antitakeover Statutes. The Company has taken all action necessary to exempt this Agreement, the Merger, the Offer, the Top-Up Option and the other transactions contemplated hereby from Section 203 of Delaware Law. No other Delaware “fair price,” “merger moratorium,” “control share acquisition” or other anti-takeover statute or similar Delaware statute (a “Takeover Statute”) or regulation applies to this Agreement and the transactions contemplated hereby (including the Offer, the Top-Up Option and the Merger).

Section 5.27          No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article 5 (as modified or disclosed against by the Company Disclosure Schedule and Company SEC Documents), neither the Company nor any other Person makes any representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Except for the representations and warranties contained in this Article 5 (as modified or disclosed against by the Company Disclosure Schedule and Company SEC Documents), the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any director, officer, employee, agent, consultant, or representative of the Company or any of its Affiliates). The Company makes no representations or warranties to Parent or Merger Subsidiary regarding the probable success or profitability of the Company.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

Parent and Merger Subsidiary, jointly and severally, represent and warrant to the Company that:

Section 6.01           Corporate Existence and Power.  Parent is a limited liability company duly formed, and Merger Subsidiary is a corporation duly incorporated, in each case, validly existing and in good standing under the laws of the State of Delaware and has all limited liability company or corporate, as applicable,  powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Subsidiary to consummate the transactions contemplated by this Agreement. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby. Parent owns beneficially and of record all of the outstanding capital stock of Merger Subsidiary.

Section 6.02          Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby (including the Offer, the Merger and the Top-Up Option) are within the limited liability company or corporate, as applicable, powers of Parent and Merger Subsidiary and have been duly authorized by all necessary limited liability company or corporate, as applicable, action and no other limited liability company or corporate, as applicable, actions on the part of Parent or Merger Subsidiary are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby (including the Offer, the Merger and the Top-Up Option). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Subsidiary and, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 6.03           Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no consent, approval, authorization, waiver, permit or other action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent or Merger Subsidiary is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with the provisions of the Communications Laws, including receipt of the FCC Grant, (d) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities laws, (e) compliance with any applicable rules of Nasdaq and (f) any additional actions or filings the absence of which would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Subsidiary to consummate the transactions contemplated by this Agreement.

Section 6.04           Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement, as applicable, and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Merger Subsidiary or the limited liability company agreement of Parent, (ii) assuming compliance with the matters referred to in Section 6.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 6.03, require any consent or other action by any Person under, result in a breach of or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default or breach, under, or cause or permit the termination, cancellation, amendment, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument binding upon Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Subsidiary to consummate the transactions contemplated by this Agreement.

Section 6.05           Disclosure Documents.

(a)         The information supplied by Parent or Merger Subsidiary for inclusion in the Schedule 14D-9 shall not, on the date the Schedule 14D-9 is filed with the SEC or on the date the Schedule 14D-9 is first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)         The Offer Documents shall not, on the date the Offer Documents are filed with the SEC or on the date the Offer Documents are first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 6.05(b) shall not apply to statements or omissions included or incorporated by reference in the Offer Documents based upon information supplied by the Company or any of its Representatives specifically for use or incorporation by reference therein.

Section 6.06           Financing.

(a)           Parent has delivered to the Company complete and correct copies of (i) fully executed commitment letter(s) and redacted fee letter (the “Debt Commitment Letters”) from Suntrust Bank and Suntrust Robinson Humphrey, Inc. pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to provide Parent and/or Merger Subsidiary with debt financing in connection with the transactions contemplated hereby (the “Debt Financing”) and (ii) a fully executed commitment letter (the “Equity Commitment Letter” and, together with the Debt Commitment Letters, the “Financing Commitment Letters”) from Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P. confirming their respective commitments, subject to the terms and conditions set forth therein, to provide Parent with equity financing in connection with the transactions contemplated hereby (the “Equity Financing,” and together with the Debt Financing, the “Financing”).

(b)         The Equity Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and the other parties thereto and is enforceable against Parent and the other parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). As of the date hereof, each of the Debt Commitment Letters is in full force and effect and is a valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto and is enforceable against Parent and, to the knowledge of Parent, the other parties thereto, in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). Parent or Merger Subsidiary has fully paid any and all commitment or other fees in connection with the Financing Commitment Letters that are payable on or prior to the date hereof. As of the date hereof, none of the Financing Commitment Letters have been amended or modified in any respect, no such amendment or modification is contemplated and the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Subsidiary or, to the knowledge of Parent, any other party thereto under any Financing Commitment Letter. There are no conditions precedent to the funding of the full amount of the Financing other than the conditions precedent set forth in the Financing Commitment Letters, and, assuming the accuracy of the representations and warranties of the Company set forth in ARTICLE 5, Parent has no reason to believe, as of the date hereof, that it will not be able to satisfy any material term or condition of closing of the Financing (other than any such term or condition the satisfaction of which is within the control of the Company) that is required to be satisfied as a condition of the Financing, or that the Financing will not be made available to Parent at the Offer Closing.  There are no side letters or other Contracts to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing (other than as expressly set forth in the Financing Commitment Letters) that would delay or impair the Financing being funded or the ability of Parent and Merger Subsidiary to consummate the transactions contemplated by this Agreement. Assuming the full amount of the Financing is funded in accordance with the Financing Commitment Letters, the aggregate proceeds of the Financing (together with the cash available to the Company) are in an amount sufficient to consummate the Offer and the Merger upon the terms contemplated by this Agreement and pay all related fees and expenses incurred in connection with the transactions contemplated hereby.

Section 6.07           Guaranty. Concurrently with the execution of this Agreement, Parent has caused each Guarantor to deliver to the Company the duly executed Guaranty. The Guaranty is in full force and effect and constitutes a valid and binding obligation of each Guarantor, enforceable against each Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of any Guarantor under the Guaranty.

Section 6.08           Certain Arrangements. There are no Contracts or commitments to enter into Contracts (a) between Parent, Merger Subsidiary, the Guarantors or any of their Affiliates, on the one hand, and any director, officer or employee of the Company or any of its Subsidiaries, on the other hand, or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 6.09           Parent and Merger Subsidiary Acknowledgements.

(a)         Except for the specific representations and warranties expressly made by the Company in Article 5 of this Agreement (as modified by the Company Disclosure Schedule and the Company SEC Documents), Parent and Merger Subsidiary acknowledge and agree that:

(i)               the Company is not making and has not made any representation or warranty, expressed or implied, at law or in equity, in respect of the Company, its Subsidiaries, or any of the Company’s or its Subsidiaries’ respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the Company’s or its Subsidiaries’ respective businesses, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Company or any of its Subsidiaries furnished to Parent, Merger Subsidiary or their Representatives or made available to Parent, Merger Subsidiary or their Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions, or in respect of any other matter or thing whatsoever; and

(ii)              no officer, agent, representative or employee of the Company or any of its Subsidiaries has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided.

(b)         Parent and Merger Subsidiary specifically disclaim: (i) that they are relying upon or have relied upon any such other representations or warranties that may have been made by any Person, and acknowledge and agree that the Company has specifically disclaimed and does hereby specifically disclaim any such other representation or warranty made by any Person, and (ii) any obligation or duty by the Company to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties set forth in Article 5 of this Agreement.

Section 6.10           No Overlapping Business.  As of the date hereof, none of Parent, Merger Subsidiary or any of their respective Affiliates own an interest (other than non-controlling interests held by Affiliates of Parent) in any Person (x) that is engaged in the business of security alarm monitoring, truck trailer tracking and tank monitoring or (y) that otherwise derives a material portion of its revenues from any line of business that competes with Company Products.

ARTICLE 7
COVENANTS OF THE COMPANY

The Company agrees that:

Section 7.01           Conduct of the Company. Except for matters set forth in Section 7.01 of the Company Disclosure Schedule, as expressly contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the Effective Time or the date of termination of this Agreement, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business only in the ordinary course consistent with past practice and in material compliance with all Applicable Laws; (ii) use its commercially reasonable efforts to (x) preserve intact its business organizations and its relationships with third parties, (y) keep available the services of its present directors, officers and key employees and maintain its relationships and goodwill with its customers, lenders, suppliers and other Persons having material business relationships with it and (z) keep in full force and effect all appropriate insurance policies covering all of its material assets.  Without limiting the generality of the foregoing, except for matters set forth in Section 7.01 of the Company Disclosure Schedule, as contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the Effective Time, the Company shall not, and shall cause each of its Subsidiaries not to:

(a)         amend, waive or otherwise change its or its Subsidiaries’ articles/certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b)         (i) except as expressly permitted by Section 7.01(c), issue, sell, transfer, pledge, dispose, encumber, split, adjust, combine or reclassify any shares of its or its Subsidiaries’ capital stock or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock, (ii) declare, set aside, establish a record date for, or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities or any Company Subsidiary Securities, other than (A) the acquisition by the Company of shares of Company Stock in connection with the surrender of shares of Company Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Company Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the Company of Company Stock Options and Company RSUs in connection with the forfeiture of such awards and (D) as required by any Employee Plan as in effect on the date of this Agreement;

(c)         (i) grant, confer, award, issue, deliver, sell, pledge or authorize the award, issuance, delivery, transfer or sale of, subject to any Lien (other than Permitted Liens) or otherwise encumber or dispose any shares of any Company Securities or Company Subsidiary Securities convertible into or exercisable or exchangeable for voting or equity securities of any class, other than the issuance of (A) any shares of Company Stock upon the exercise of Company Stock Options or settlement of Company RSUs that are outstanding on the date of this Agreement, in each case in accordance with their terms on the date of this Agreement and (B) any Company Subsidiary Securities to the Company or any other wholly-owned Subsidiary of the Company, or (ii) amend any term of any Company Security or any Company Subsidiary Security;

(d)         incur any capital expenditures or any obligations or liabilities in respect thereof, or delay any planned capital expenditures, except for (i) those contemplated by the capital expenditure budget as set forth in Section 7.01(d) of the Company Disclosure Schedule and (ii) any unbudgeted capital expenditures not to exceed $250,000 individually or $1,000,000 in the aggregate.

(e)         adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, in each case with respect to the Company or any of its Subsidiaries;

(f)         acquire (including by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests in any Person or businesses thereof if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries would exceed $250,000 in any individual case or $1,000,000 in the aggregate, other than raw materials and supplies in the ordinary course of business consistent with past practice;

(g)         sell, lease, license, dispose of or otherwise transfer or abandon or fail to maintain (or agree to do any of the foregoing with respect to), or create or incur any Lien (other than Permitted Liens) on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses if the amount of consideration paid or transferred to the Company and its Subsidiaries would exceed $250,000 in any individual case or $1,000,000 in the aggregate, other than (i) to the extent expressly permitted by Section 7.01(i), (ii) pursuant to existing contracts or commitments as forth in Section 7.01 of the Company Disclosure Schedule and (iii) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice;

(h)         amend, modify, extend, renew or terminate any Lease, or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property;

(i)          sell, license, dispose of or otherwise transfer, or abandon (or agree to do any of the foregoing with respect to) any Necessary IP (other than sales and licenses in the ordinary course of business consistent with past practice);

(j)         (i) except for (A) inter-company borrowings between or among the Company and/or one or more of its Subsidiaries or (B) other borrowings not in excess of $500,000 million in the aggregate, repurchase, repay, replace, renew, extend, refinance or incur any Indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than (A) to the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice or (B) accounts receivable and extensions of credit in the ordinary course of business and advances of expenses to employees in the ordinary course of business consistent with past practice);

(k)         (i) except as is in the ordinary course of business consistent with past practice, enter into, renew or extend any Material Contract (or Contract that would have been a Material Contract if entered into prior to the date hereof) or (ii) amend or modify in any material respect, or terminate, or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries under, any Material Contract (or Contract that would have been a Material Contract if entered into prior to the date hereof);

(l)           enter into any Contract that contains any provisions restricting the Company or any of its Subsidiaries from competing or engaging in any material respect in any activity or line of business or with any Person or in any area or pursuant to which any material benefit or right is required to be given or lost as a result of so competing or engaging, or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby;

(m)         except (x) as required by the terms of any Employee Plan or Material Contract as in effect on the date of this Agreement, which, in either case, has been disclosed on Section 5.17 or Section 5.21(a), respectively, of the Company Disclosure Schedule, or (y) as contemplated pursuant to Section 3.05 or consistent with Section 7.01(m) of the Company Disclosure Schedule: (i) hire any executive officer holding the title of vice president or above or hire or terminate any employee with an annual compensation opportunity of more than $200,000, (ii) grant, announce or pay to any current, former or future director, officer, employee, consultant or other service provider of the Company or any of its Subsidiaries any incentive awards, increase in compensation, bonus or similar compensation or benefits (other than such awards and compensation as exist as of the date of this Agreement and as are disclosed on Section 5.17 or Section 5.21(a) of the Company Disclosure Schedule, as applicable), (iii) other than payments of severance under the Employee Plans disclosed on Section 5.17 of the Company Disclosure Schedule in the event of an actual termination of an employee, make any Person a participant in or party to any severance plan or grant any material increase in severance or change of control or termination pay or benefits, (iv) establish, adopt, enter into, materially amend or increase the benefits under or cost of any Employee Plan or collective bargaining agreement, (v) except as permitted by clause (iii) and (vi) of this Section 7.01(m), take any action to amend or waive any performance or vesting criteria or accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Plan or (vi) make any Person a participant in or party to any plan, agreement or arrangement under which such Person is not a participant or party which would entitle such Person to vesting, acceleration or any other material right as a consequence of consummation of the transactions contemplated by this Agreement;

(n)         except to the extent contemplated by Section 3.05, communicate with employees of the Company or any of its Subsidiaries regarding the compensation, benefits or other treatment that they will receive in connection with the transactions contemplated by this Agreement, unless any such communications are consistent with prior directives or documentation provided to the Company by Parent (in which case, the Company shall provide Parent with prior notice of and the opportunity to review and comment upon any such communications);

(o)         make any change in any financial accounting principles, methods or practices, in each case except for any such change required by GAAP or Applicable Law;

(p)         (i) subject to Section 9.07, institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $250,000 in any individual case or $500,000 in the aggregate, other than (A) as required by the terms of any Contract as in effect on the date of this Agreement and (B) such claims, liabilities or obligations reserved against on the Company Balance Sheet (for amounts not in excess of such reserves); provided that the payment, discharge, settlement or satisfaction of such claim, liability or obligation does not include any material obligations (other than the payment of money) to be performed by the Company or any of its Subsidiaries following the Closing, or (ii) waive, relinquish, release, grant, transfer or assign any right with a value of $250,000 in any individual case or $500,000 in the aggregate;

(q)         make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, materially amend any Tax Returns or file claims for material Tax refunds, enter into any material closing agreement with any Taxing Authority, settle any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, or consent to any extension or waiver of the limitations period applicable to any claim or assessment, in each case, with respect to Taxes;

(r)         enter into any new line of business outside of the existing business segments and reasonable extensions thereof; or

(s)         agree, resolve, commit or propose to do any of the foregoing actions set forth in this Section 7.01.

Without limiting the forgoing, nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct any Company’s or its Subsidiaries’ operations prior to the Closing.

Section 7.02           Short-Form Merger.  Subject to the immediately following sentence, Parent and Merger Subsidiary shall use reasonable best efforts to take all necessary and appropriate action (and the Company shall cooperate therewith), including with respect to the transfer to Merger Subsidiary of any shares of Company Stock held by Parent or any Subsidiary of Parent, to cause the Merger to become effective as soon as practicable after (and, in any event, on the same day as) the Offer Closing (and, if applicable, the closing of the purchase of the Top-Up Shares) without a meeting of its stockholders for the purpose of voting on the adoption of this Agreement (the “Company Stockholder Meeting”) in accordance with Section 253 of Delaware Law.  Subject to the terms set forth in this Agreement, if the adoption of this Agreement by the Company’s stockholders is required under Applicable Law to consummate the Merger, the Company, acting through the Company Board, shall, in accordance with Applicable Law and the certificate of incorporation and bylaws of the Company, duly call, give notice of, convene and hold, as soon as reasonably practicable following the Offer Closing the Company Stockholder Meeting.

Section 7.03            Acquisition Proposals.

(a)         Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the 30th calendar day after the date of this Agreement (the “Solicitation Period End Date”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right (under the direction of the Company Board) to: (i) initiate, solicit, facilitate and encourage any Acquisition Proposal, including by way of providing access to non-public information to any Person pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement executed by the Person receiving such non-public information that is and will remain in effect at least until the Outside Date (provided that (A) the Company shall promptly make available to Parent and Merger Subsidiary any material non-public information that the Company provides to any person given such access that was not previously provided to or made available to Parent or Merger Subsidiary, and shall give Parent and Merger Subsidiary notice confirming that such disclosure is being made pursuant to the Company’s obligations under this Section 7.03(a) and (B) the Company and its Subsidiaries and their respective Representatives shall withhold such portions of documents or information, or provide pursuant to customary “clean-room” or other appropriate procedures, to the extent relating to any pricing or other matters that are highly sensitive or competitive in nature if the exchange of such information (or portions thereof), in the Company’s reasonable judgment, would reasonably be likely to be harmful to the operation of the Company or its Subsidiaries in any material respect); and (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposals or otherwise cooperate with, or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals.

(b)         Except as expressly permitted by this Section 7.03, from and after the Solicitation Period End Date (and, with respect to subclauses (iii) through (vi) (and subclause (vii) to the extent it relates to subclauses (iii) through (vi)) of this clause (b), from and after the execution and delivery of this Agreement) until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company (and the Company Board or any committee thereof) shall not, and shall cause its Subsidiaries and direct its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly engage in or knowingly facilitate or knowingly encourage the submission of any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, other than informing Persons of the existence of this Section 7.03, (ii) enter into, continue or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Third Party in connection with an Acquisition Proposal, (iii) adopt, approve, endorse or recommend (or publicly propose to adopt, approve, endorse or recommend) any Acquisition Proposal or any letter of intent, term sheet, or other Contract contemplating an Acquisition Proposal or requiring the Company to abandon or terminate its obligations under this Agreement (an “Alternative Acquisition Agreement”), (iv) (A) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, in a manner adverse to Parent and/or the Merger Subsidiary, the Company Board Recommendation, including failure to include such recommendations in the Schedule 14D-9, (B) approve or recommend, or publicly propose to approve or recommend, to the Company’s stockholders, an Acquisition Proposal or (C) fail to recommend against any Acquisition Proposal subject to Regulation 14D of the Exchange Act in any Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business days after the commencement of such Acquisition Proposal (any action described in this clause (iv), an “Adverse Recommendation Change”), (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of Delaware Law or any other applicable Takeover Statute, (vi) if a Rights Plan adopted by the Company or any of its Subsidiaries is in effect, without Parent’s prior written consent (in its sole discretion), exempt any Person (other than Parent, Merger Subsidiary or their Affiliates) or any transaction (other than the Offer, the Top-Up Option, the Merger and the other transactions contemplated by this Agreement) from the applicability of any restrictions set forth in such Rights Plan or otherwise render any of the restrictions set forth in such Rights Plan inapplicable to any Person (other than Parent, Merger Subsidiary or their Affiliates) or any transaction (other than the Offer, the Top-Up Option, the Merger and the other transactions contemplated by this Agreement) or (vii) resolve to, publicly propose, agree or publicly announce an intention to do any of the foregoing.  Except and so long as expressly permitted pursuant to Section 7.03(c) and subject to the following sentence, on the Solicitation Period End Date (and thereafter), (x) the Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives with respect to any Acquisition Proposal and (y) the Company shall promptly request that each such Third Party and its Representatives promptly return or destroy all confidential information theretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information).  Notwithstanding the commencement of the obligations under this Section 7.03(b), from and after the Solicitation Period End Date until 11:59 p.m. (New York City time) on the tenth (10th) calendar day following the Solicitation Period End Date (the “Cut-Off Date”), the Company (I) may continue to engage in the activities described in clauses (i) and (ii) of the first sentence of this Section 7.03(b) and (II) is not required to comply with the immediately previous sentence, in each case, with any Excluded Party (but only for so long as such Excluded Party remains an Excluded Party); provided, however, that if the Company Board (or any committee thereof) determines either to make an Adverse Recommendation Change or to terminate this Agreement, in each case, in accordance with Section 7.03(e) in respect of an Acquisition Proposal made by an Excluded Party and the Company delivers the notice contemplated by Section 7.03(e)(iv) in respect of such Acquisition Proposal on or before the Cut-Off Date, then the Cut-Off Date shall be extended (but solely with respect to such Acquisition Proposal (and any amendment, modification or supplement thereto) to 5:00 p.m. (New York City time) on the Business Day following the final four (4) Business Day or two (2) Business Day period, as applicable, contemplated by Section 7.03(e)(iv) and Section 7.03(e)(v) (but only so long as the Company is in compliance with Section 7.03(e)).  Promptly after the Solicitation Period End Date (and in any event no later than forty-eight (48) hours following the Solicitation Period End Date), the Company shall provide to Parent the information described in clauses (i) through (iii) of Section 7.03(d) with respect to each Acquisition Proposal submitted by an Excluded Party (including, for the avoidance of doubt, the identities of all identified members of the group that constitutes such Excluded Party).

(c)         Notwithstanding anything in this Section 7.03 to the contrary, at any time prior to the Offer Closing, in response to a written Acquisition Proposal that is not withdrawn and that did not result from or arise in connection with a breach of Section 7.03(b) and that the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized reputation and the Company’s outside legal counsel) constitutes, or would reasonably be expected to lead to, a Superior Proposal (a “Qualified Acquisition Proposal”), the Company, directly or indirectly through its Representatives, may (i) engage in negotiations or discussions with such Third Party and its Representatives and/or (ii) furnish to such Third Party or its Representatives information relating to the Company or any of its Subsidiaries, subject and pursuant to an Acceptable Confidentiality Agreement (a copy of which shall promptly be provided to Parent) executed by such third Party prior to receiving such non-public information; provided that (A) the Company shall make available to Parent any material information relating to the Company or its Subsidiaries that is furnished or made available to such Third Party which was not previously made available to Parent at substantially the same time it is made available to such Third Party and shall give Parent and Merger Subsidiary notice confirming that such disclosure is being made pursuant to this Section 7.03(c) and (B) the Company and its Subsidiaries and their respective Representatives shall withhold such portions of documents or information, or provide pursuant to customary “clean-room” or other appropriate procedures, to the extent relating to any pricing or other matters that are highly sensitive or competitive in nature if the exchange of such information (or portions thereof) would, in the Company’s reasonable judgment, reasonably be likely to be harmful to the operation of the Company or its Subsidiaries in any material respect); provided, further, that prior to taking any action described in Section 7.03(c)(i) or Section 7.03(c)(ii) above, (x) the Company Board shall have determined in good faith, after consultation with outside legal counsel, that the failure to take any such actions would be inconsistent with the directors’ fiduciary duties to the holders of Company Stock under Applicable Law  and (y) the Company shall deliver to Parent a written notice advising Parent that it will take such action.

(d)         From and after the Solicitation Period End Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall notify Parent promptly (and, in any event, within forty-eight (48) hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal (or any amendment, modification or supplement thereto), which notice shall include (i) the identity of such Third Party, (ii) copies of such Acquisition Proposal (or any material amendment, modification or supplement thereto), if written (including, for the avoidance of doubt, any documents relating to the financing of such Acquisition Proposal (portions of which may be redacted to the extent customary and required to comply with confidentiality provisions)), and (iii) reasonably detailed summaries of any oral Acquisition Proposal (or any material amendment, modification or supplement thereto).  The Company shall notify Parent promptly (and in any event within forty-eight (48) hours) of any changes to such material terms and conditions and shall keep Parent reasonably informed within forty-eight (48) hours of any material developments regarding the status and terms thereof.

(e)         From and after the execution and delivery of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, except as permitted by Section 7.03(f), the Company (and the Company Board or any committee thereof) shall not (x) make an Adverse Recommendation Change or (y) terminate this Agreement pursuant to Section 11.01(d)(i), unless:

(i)                the Company or any of its Representatives receives a Qualified Acquisition Proposal that has not been withdrawn;

(ii)               the Company Board determines in good faith, after consultation with a financial advisor of nationally recognized reputation and the Company’s outside legal counsel, that such Qualified Acquisition Proposal constitutes a Superior Proposal;

(iii)              the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties to the holders of Company Stock under Applicable Law;

(iv)              the Company provides a written notice to Parent and Merger Subsidiary that the Company will take such action on the fourth (4th) Business Days following the receipt of such notice setting forth the information described in clauses (i) through (iii) of Section 7.03(d) with respect to such Superior Proposal, and (B) during the four (4) Business Day period following Parent’s and Merger Subsidiary’s receipt of such notice the Company shall, and shall cause its Subsidiaries and Representatives to, negotiate in good faith with Parent, Merger Subsidiary and their respective Representatives (to the extent Parent, Merger Subsidiary or their Representatives desire to negotiate) to make adjustments and/or modifications to the terms and conditions of this Agreement, the Financing Commitment Letters and the Guaranty; provided, however, that any material amendment to the financial terms or any other material amendment to any such Superior Proposal shall require a new written notice to be delivered by the Company to Parent and Merger Subsidiary and the Company shall be required to comply again with the requirements of this Section 7.03(e)(iv) (provided, that references to the four (4) Business Day period above shall be deemed to be references to a two (2) Business Day period); and

(v)              following such four (4) Business Day period (and any additional two (2) Business Day period), the Company Board again determines in good faith, (A) after consultation with a financial advisor of nationally recognized reputation and the Company’s outside legal counsel, that such Qualified Acquisition Proposal continues to constitute a Superior Proposal (after taking into account and/or giving effect to any adjustments or modifications offered or proposed by Parent, Merger Subsidiary or their Representatives) and (B) after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties to the holders of Company Stock under Applicable Law.

(f)          The Company Board may also make an Adverse Recommendation Change at any time prior to the Offer Closing if, but only if, an Intervening Event shall have occurred and be continuing and prior to making such Adverse Recommendation Change:

(i)                the Company Board determines in good faith, after consultation with its outside legal counsel, that, as a result of such Intervening Event, the failure to make such Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties to holders of Company Stock under Applicable Law;

(ii)               the Company provides a written notice to Parent and Merger Subsidiary that the Company will effect an Adverse Recommendation Change after four (4) Business Days following the receipt of such notice and describing such Intervening Event in reasonable detail;

(iii)              during such four (4) Business Day period following Parent’s and Merger Subsidiary’s receipt of such notice, the Company shall, and shall cause its Subsidiaries and Representatives to, negotiate in good faith with Parent, Merger Subsidiary and their Representatives (to the extent Parent, Merger Subsidiary or their Representatives desire to negotiate) to make adjustments and/or modifications to the terms and conditions of this Agreement, the Financing Commitment Letters and the Guaranty; provided, however, that any change in the Intervening Event that would reasonably be expected to be material to the Company Board’s determination of such event or circumstance being an Intervening Event shall require a new written notice to be delivered by the Company to Parent and Merger Subsidiary and the Company shall be required to comply again with the requirements of this Section 7.03(f) (provided, that references to the four (4) Business Day period above shall be deemed to be references to a two (2) Business Day period); and

(iv)              following such four (4) Business Day period (and any additional two (2) Business Day period), the Company Board again determines in good faith, after consultation with its outside legal counsel, that, as a result of such Intervening Event, the failure to make such Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties to holders of Company Stock under Applicable Law (after taking into account and/or giving effect to any adjustments or modifications offered or proposed by Parent, Merger Subsidiary or their Representatives).

(g)         Nothing contained in this Agreement shall be deemed to prohibit the Company or the Company Board from (i) complying with its disclosure obligations under Applicable Law, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders), (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (iii) making any disclosure to its stockholders if the  Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with the directors’ fiduciary obligations under Applicable Law or (iv) making accurate disclosure to its stockholders of any factual information regarding the business, financial condition or results of operations of the Company; provided, however, that, in each case, the Company shall not effect, or disclose pursuant to such rules or otherwise a position which constitutes an Adverse Recommendation Change unless specifically permitted by this Section 7.03 (other than this Section 7.03(g)).

(h)         The approval of the Board of Directors for purposes of causing any Takeover Statute to be inapplicable to the transactions contemplated by this Agreement shall be irrevocable and unconditional and no Adverse Recommendation Change or other action shall change such approval for purposes of causing any Takeover Statute to be inapplicable to the transactions contemplated by this Agreement. Without Parent’s prior written consent (in its sole discretion), neither the Company nor any of its Subsidiaries shall enter into, adopt or implement, or agree to enter into, adopt or implement, any Rights Plan.  Promptly (and in any event, within one (1) Business Day) following the entry into, adoption or implementation by the Company of a Rights Plan (for the avoidance of doubt, following receipt of Parent’s prior written consent), the Company shall exempt Parent, Merger Subsidiary and the transactions contemplated by this Agreement (including the Offer, the Top-Up Option and the Merger) from such Rights Plan, or otherwise render such Rights Plan inapplicable to Parent, Merger Subsidiary and the transactions contemplated by this Agreement (including the Offer, the Top-Up Option and the Merger), and such exemption or rendering shall be irrevocable and unconditional and no Adverse Recommendation Change or other action shall change such exemption or rendering.

(i)         As used in this Agreement,

(i)              “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that an Acceptable Confidentiality Agreement (A) need not contain any “standstill” or similar covenant and (B) may include provisions that are less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, so long as the Company offers to amend the Confidentiality Agreement concurrently with execution of such Acceptable Confidentiality Agreement to include substantially similar provisions for the benefit of the parties thereto; provided, further, that an Acceptable Confidentiality Agreement shall not prevent the Company or any of its Subsidiaries or Representatives from complying with any of the provisions of this Agreement (or adversely affect the rights of the Company thereunder upon compliance by the Company with the provisions of this Agreement).

(ii)              “Excluded Party” means any Third Party, group of Third Parties or group that includes any Third Party (so long as such Third Party and the other members of such group, if any, who were members of such group immediately prior to the Solicitation Period End Date constitute at least 50% of the equity financing of such group at all times following the Solicitation Period End Date and prior to the termination of this Agreement) from whom the Company has received, after the execution and delivery of this Agreement and prior to the Solicitation Period End Date, a written Acquisition Proposal that is not withdrawn and that did not result from or arise in connection with a breach of Section 7.03(a) that the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized reputation and the Company’s outside legal counsel) prior to the Solicitation Period End Date is, or would reasonably be expected to lead to, a Superior Proposal; provided, however, that any such Third Party or group shall cease to be an Excluded Party for so long as such Acquisition Proposal (and any amendment, modification or supplement thereto) ceases to constitute, or reasonably be expected to lead to, a Superior Proposal.

(iii)              “Intervening Event” means a material event or circumstance (other than in connection with or relating to an Acquisition Proposal) affecting the business, assets or operations of the Company or its Subsidiaries that was not known to the Company or the Company Board at or prior to the execution and delivery of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any consequence thereof, becomes known to the Company or the Company Board after the date hereof and prior to the Offer Closing.

(iv)              “Superior Proposal” means a written Acquisition Proposal (with (x) the percentages set forth in clauses (i)(y) and (iii)(y) of the definition of Acquisition Proposal increased to sixty percent (60%) and all other percentages in the definition of Acquisition Proposal increased to one hundred percent (100%)) that is not withdrawn and that did not result from or arise in connection with a breach of Section 7.03(b) made by a Third Party that the Company Board determines in good faith, after consultation with a financial advisor of nationally recognized reputation and the Company’s outside legal counsel, (A) to be reasonably likely to be consummated (without material modification of its terms), if accepted, and (B) is more favorable from a financial point of view to the Company’s stockholders than the transactions contemplated by this Agreement (after taking into account and/or giving effect to any adjustments or modifications offered or proposed by Parent, Merger Subsidiary or their Representatives), in each case, after taking into account the legal, financial (including any break-up fees and expense reimbursement and the form of consideration), regulatory and other aspects of such Acquisition Proposal (including the availability of financing and potential stockholder litigation), the conditionality of and contingencies related to such Acquisition Proposal, the expected timing and risk of completion, the identity of such Third Party and such other factors as the Company Board considers to be appropriate.

(j)         The Company agrees that in the event any of the Company’s or its Subsidiaries’ Representatives take any action which, if taken by the Company or the Company Board, would constitute a beach of this Section 7.03, then the Company shall be deemed to be in breach of this Section 7.03 for all purposes of this Agreement.  The Company shall inform its Representatives of its obligations under this Section 7.03 and shall instruct its Representatives to comply with this Section 7.03.

Section 7.04           Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (a) give to Parent, its counsel, financial advisors, auditors, Financing Sources and other Representatives reasonable access during normal business hours to the offices, properties, books, contracts, commitments and records of the Company and its Subsidiaries, (b) furnish to Parent, its counsel, financial advisors, auditors, Financing Sources and other Representatives such existing financial and operating data and other existing information as such Persons may reasonably request and (c) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Parent in its investigation. The Company shall, and shall cause each of its Subsidiaries to, furnish, to the extent prepared by the Company in the ordinary course of business, for the period beginning after the date of this Agreement and ending at the Effective Time, as soon as practicable after the end of each month, a copy of the monthly internally prepared financial statements of the Company, including statements of financial condition, results of operations, and statements of cash flow. Any investigation pursuant to this Section shall be conducted under supervision of appropriate personnel of the Company and in such manner as not to unreasonably interfere with the conduct of the business of the Company.  Notwithstanding anything in this Section 7.04, Section 9.01 to the contrary, the Company shall not be obligated to disclose any information to the extent the Company, in its reasonable judgment, determines that doing so would (i) violate any Applicable Law, rules or regulations, (ii) result in the loss of attorney-client privilege or other privilege with respect to such information or (iii) result in a breach of an agreement to which the Company or any of its Subsidiaries is a party or result in the disclosure of trade secrets of third parties.  The Confidentiality Agreements shall automatically terminate upon the Effective Time.

Section 7.05           Financing Cooperation.

(a)         The Company shall use its reasonable best efforts to, and shall cause each of its Subsidiaries to use their reasonable best efforts to, and shall use its reasonable best efforts to cause its Representatives to use their reasonable best efforts to, provide all cooperation that is customary in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) participation in a reasonable number of meetings (including customary one-on-one meetings among the Persons acting as lead arrangers or agents for, and prospective lenders and purchasers of, the financing and senior management and Representatives, with appropriate seniority and expertise, of the Company and its Subsidiaries), due diligence sessions, lender presentations and “road shows” and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, private placement memoranda, marketing materials and presentations, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing, (iii) furnishing Parent and its Debt Financing sources with such pertinent and customary information regarding the Company and its Subsidiaries sufficient to create a customary confidential information memorandum, including financial statements, pro forma financial information, financial data, audit reports and other information of the type required by the terms of the Debt Commitment Letter, including furnishing Parent and its Financing Sources as promptly as reasonably practicable with (A) by a date that is not later than thirty (30) calendar days after the end of any fiscal month following the date hereof that is not a fiscal year end or fiscal quarter end, the unaudited consolidated balance sheet of the Company as of the end of such subsequent monthly period and the related unaudited statements of income and cash flows, (B) by a date that is not later than forty-five (45) calendar days after the end of any fiscal quarter following the date hereof that is not a fiscal year end, the unaudited consolidated balance sheet of the Company as of the end of such subsequent quarterly period and the related unaudited statements of income and cash flows and (C) by a date that is not later than ninety (90) calendar days after the end of any fiscal year, the audited consolidated balance sheet of the Company as of the end of such fiscal year, and the related audited statements of income and cash flows for the year then ended, and the notes and schedules thereto (the information described in clauses (B) and (C), the “Required Information”), (iv) facilitating the pledging of collateral and perfection of security interests (including obtaining customary payoff letters, lien releases and instruments of termination or discharge) as required by the Debt Commitment Letters, including obtaining legal opinions, surveys and title insurance, other certifications and documents reasonably requested by the arrangers of the Debt Financing for financings similar to the Debt Financing, and cooperating with and assisting Parent in connection with obtaining such items as reasonably requested in writing by Parent, (v) executing and delivering any customary commitment letters, pledge and security documents and any other any customary collateral documents, other definitive financing documents or other requested certificates or documents, including, a customary solvency certificate by the Chief Financial Officer of the Company (provided that (A) none of the letters, agreements, documents and certificates shall be executed and delivered except at the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) none of the Company or any of its Subsidiaries or its Representatives shall be required to pay any commitment or other fee or incur any liability in connection with the Financing prior to the Effective Time and (D) no personal liability shall be imposed on the officers, directors, employees or agents involved) and (vi) using reasonable best efforts to cooperate with Parent to satisfy the conditions precedent to the Debt Financing to the extent within the control of the Company and causing the taking of corporate actions by the Company and its Subsidiaries reasonably necessary to permit the completion of the Debt Financing.

(b)         Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred and documented by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 7.05 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to any information provided in writing by the Company or any of its Subsidiaries specifically for use in connection therewith; provided, however, that Parent shall not be obligated to reimburse the Company for any costs and expenses pursuant to this Section 7.05(b) to the extent such costs and expenses exceed $100,000 in the aggregate, and thereafter the Company shall not be obligated to take any action pursuant to Section 7.05(a) to the extent such action would cause the Company to incur any additional out-of-pocket costs and expenses unless Parent agrees to reimburse the Company for such additional costs and expenses.

(c)         The Company shall promptly provide Parent with an electronic version of the trademarks, service marks and corporate logo of the Company and its Subsidiaries for use in marketing materials for the purpose of facilitating the syndication of the Debt Financing, and hereby consents to the use of the foregoing in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or their marks or the reputation or goodwill of the Company or any of its Subsidiaries.

Section 7.06           Takeover Statutes. If any Takeover Statute shall become applicable to the transactions contemplated by this Agreement, the Company and the Company Board shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 7.07           FIRPTA Certificate. Prior to the Closing Date, the Company shall provide Parent with a certificate stating that the Company is not, and has not been at any time during the period described in Section 897(c)(1)(A)(ii)(II) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h), together with evidence that the Company has provided notice to the IRS in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2).

Section 7.08           Rule 14d-10 Matters. The parties acknowledge that certain payments are to be made and certain benefits are to be granted under or in accordance with employment, compensation, severance or other employee benefit arrangements of the Company or its Subsidiaries to holders of Company Stock (with all such plans and arrangements being collectively referred to as the “Company Arrangements”).  Prior to the Expiration Time, the Company shall use commercially reasonable efforts to ensure that any Company Arrangements (including any Company Arrangements entered into after the date hereof) have been approved as contemplated by Rule 14d-10 under the Exchange Act.

Section 7.09           Section 16 Matters.  Prior to the Expiration Time, the Company shall take all actions reasonably necessary to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.10           Director Resignations.  The Company shall use reasonable best efforts to obtain and deliver to Parent on or prior to the Closing the written resignations of each of the directors of the Company from the Company Board and each of the directors who are not officers of the Company from the board of directors (or similar governing body) of each Subsidiary of the Company (unless otherwise agreed to by Parent and the Company).

ARTICLE 8
COVENANTS OF PARENT

Parent agrees that:

Section 8.01           Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

Section 8.02           Indemnification and Insurance.

(a)         For the later of (i) six years after the Offer Closing and (ii) the expiration of the applicable statute of limitation, Parent shall cause the Surviving Corporation to, to the extent permitted by Applicable Law, indemnify, defend and hold harmless against any Losses incurred in connection with any threatened or actual claim or Proceeding, and provide advancement of expenses to all present and former officers, directors, employees and agents (including fiduciaries with respect to employee benefit plans) of the Company or any of its Subsidiaries (each, an “Indemnified Person”), to the same extent such Indemnified Persons are indemnified or have the right to advancement of expenses as of the date hereof by the Company pursuant to the Company’s certificate of incorporation, the Company’s bylaws and the indemnification agreements of the Company in existence on the date hereof with any directors and officers of the Company.  As used in this Section 8.02, “Losses” means any losses, claims, damages, liabilities, reasonable and documented costs, reasonable and documented expenses (including attorney’s fees and expenses), judgments, fines or amounts paid in settlement of any claim or Proceeding.

(b)         For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the certificate of incorporation and bylaws of the Surviving Corporation and each of its Subsidiaries (or in such documents of any successor to the business of the Surviving Corporation or any of its Subsidiaries) regarding elimination of liability, indemnification and advancement of expenses that are no less favorable to the intended beneficiaries than the corresponding provisions in the certificate of incorporation and bylaws of the Company and each of its Subsidiaries in existence on the date of this Agreement.  From and after the Effective Time, any agreement between any Indemnified Person, on the one hand, and the Company or any of its Subsidiaries, on the other hand, regarding elimination of liability, indemnification or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(c)         Prior to the Offer Closing, the Company shall obtain and fully pay the premium for a non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time (including claims with respect to the adoption of this Agreement and the consummation of the transactions contemplated hereby); provided that the cost per annum payable for such “tail” insurance policy shall not exceed 300% of the amount per annum the Company paid in its current fiscal year (such maximum amount, the “Maximum Tail Premium”) and if the cost for such “tail” insurance policy exceeds the Maximum Tail Premium, then the Company shall obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Tail Premium; provided, that the Company shall give Parent a reasonable expectation to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto.  If the Company shall for any reason fail to obtain such “tail” insurance policy as of the Offer Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company in place as of the date hereof with benefits and levels of coverage at least as favorable as that provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to purchase comparable policies for such six (6)-year period with benefits and levels of coverage at least as favorable as provided under the Company’s existing policies as of the date hereof; provided that the cost per annum payable for such “tail” insurance policy shall not exceed the Maximum Tail Premium and if the cost for such “tail” insurance policies exceeds the Maximum Tail Premium, then the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Tail Premium.

(d)         If Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys of its property and assets to any Person, then, and in each such case, proper provision shall be made so that the applicable successor, assign or transferee shall assume the obligations set forth in this Section 8.02 (including this Section 8.02(d)).

(e)         The rights of each Indemnified Person under this Section 8.02 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under Delaware Law or any other Applicable Law, under any agreement of any Indemnified Person with the Company or any of its Subsidiaries or otherwise.  These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. The obligations of Parent and the Surviving Corporation under this Section 8.02 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Person without the consent of such Indemnified Person.  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 8.02 is not prior to, or in substitution for, any such claims under any such policies.

Section 8.03           Employee Matters.

(a)         Until December 31, 2013 (the “Transition Period”), with respect to United States employees of the Company or its Subsidiaries immediately before the Effective Time who remain employed during the requisite period (“Company Employees”), Parent shall, or shall cause the Surviving Corporation to, provide compensation and employee benefits that, taken as a whole, are substantially comparable in the aggregate to those provided under the Employee Plans as of the date hereof (other than any equity or equity-based and nonqualified retirement or deferred compensation plans or arrangements).

(b)         Without limiting the generality of Section 8.03(a), during the twelve (12)-month period following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume, honor and continue, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, change in control, retention and termination plans and agreements that are set forth on Section 8.03(b) of the Company Disclosure Schedule, in each case, as in effect on the date hereof, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with Applicable Law or entered into with the consent of the applicable Company Employee.

(c)         With respect to any employee benefit plan, program, policy or arrangement, including 401(k), vacation, paid-time off and severance plans, but other than any equity or equity-based plan, maintained by the Surviving Corporation or any of its Affiliates in which Company Employees are entitled to participate and that replaces an equivalent Employee Plan, for purposes of determining eligibility to participate, level of benefits, and vesting, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Corporation or its Affiliates, to the extent recognized prior to the Effective Time for the same purpose under the equivalent Employee Plan; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or compensation.

(d)         The Surviving Corporation shall use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any health benefit plans maintained by the Surviving Corporation or any of its Affiliates in which Company Employees (and their eligible dependents) will be eligible to participate  that replace an equivalent Employee Plan that is a health benefit plan  in the plan year in which the Effective Time occurs, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Employee Plan immediately prior to the Effective Time. The Surviving Corporation shall use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under any health benefit plans in which they will be eligible to participate that replace an Employee Plan that is a health benefit plan in the plan year in which the Effective Time occurs.

(e)         Without limiting the generality of Section 12.06, nothing in this Section 8.03 or any other provision of this Agreement (i) shall create any right or remedy (including any third-party beneficiary right) in any Person, including any employees, former employees, any participant in any Employee Plan or any beneficiary thereof, nor create any right to employment or continued employment or any term or condition of employment with Parent, Company, the Surviving Corporation or any of their Affiliates, nor prevent or otherwise restrict the Surviving Corporation from terminating the employment of any Company Employee, (ii) shall be construed to establish, amend, or modify any benefit or compensation plan, program, policy, agreement, contract or arrangement, or (iii) shall limit the ability of Parent or any of its Affiliates (including, following the Closing, the Surviving Corporation or any of its Subsidiaries) to amend, modify or terminate any benefit or compensation plan, program, policy, agreement, contract or arrangement at any time assumed, established, sponsored or maintained by any of them.

Section 8.04           Financing.

(a)         Each of Parent and Merger Subsidiary shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Commitment Letters (including the flex provisions therein, but not in excess or outside of such provisions unless so agreed by Parent or Merger Subsidiary, and taking into account the anticipated timing of the Marketing Period), and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Financing Commitment Letters if such amendment, modification or waiver (i) reduces (or would have the effect of reducing) the aggregate amount of the cash proceeds available from the Financing (including by increasing the amount of fees to be paid or original issue discount unless (A) the Debt Financing or the Equity Financing is increased by a corresponding amount and (B) after giving effect to any of the transactions referred to in clause (A) above, the representation and warranty set forth in Section 6.06 shall be true) or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or otherwise expands, amends or modifies any other provision of the Financing Commitment Letters in a manner that would reasonably be expected to (A) materially delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the date of the Offer Closing or (B) materially and adversely impact the ability of Parent or Merger Subsidiary to enforce its rights against other parties to the Financing Commitment Letters (provided that, subject to compliance with the other provisions of this Section 8.04, Parent and Merger Subsidiary may amend the Debt Commitment Letters to add additional lenders, arrangers, bookrunners, agents and other similar entities or modify the pricing terms). Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement.

(b)         Each of Parent and Merger Subsidiary shall use its reasonable best efforts to (i) maintain in full force and effect the Financing Commitment Letters, (ii) negotiate and enter into definitive agreements with respect to the Debt Commitment Letters on the terms and conditions (including the flex provisions but not in excess or outside such flex provisions unless so agreed by Parent or Merger Subsidiary) contained in the Debt Commitment Letters (or on terms no less favorable to Parent or Merger Subsidiary (in the reasonable judgment of Parent) than the terms and conditions in the Debt Commitment Letters), (iii) to satisfy on a timely basis all conditions applicable to Parent and Merger Subsidiary to funding in the Debt Commitment Letters and in the Equity Commitment Letter that are within their control, (iv) in the event that all conditions in the Financing Commitment Letters and this Agreement have been satisfied, to consummate the Financing at or prior to the Offer Closing and (v) to comply with its obligations under the Financing Commitment Letters. Parent shall keep the Company reasonably informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide the Company copies of material definitive agreements for the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Subsidiary shall give the Company prompt notice (and, in any event, within forty-eight (48) hours) (A) of any breach or default by any party to any of the Financing Commitment Letters of which Parent or Merger Subsidiary becomes aware, (B) of the receipt of any written notice from any Financing Source with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any of the Financing Commitment Letters of any provisions of the Financing Commitment Letters or (2) material dispute or disagreement between or among any parties to any of the Financing Commitment Letters with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing and (C) if at any time for any reason Parent or Merger Subsidiary believes in good faith that it will not be able to obtain the Financing in an amount sufficient to consummate the Merger and the Offer on substantially the same terms and conditions, in the manner or from the sources contemplated by any of the Financing Commitment Letters. Upon the occurrence of any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence or if any portion of the Debt Financing otherwise becomes unavailable, and such portion is necessary to fund an amount sufficient to consummate the Merger upon the terms contemplated by this Agreement and pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement, Parent and Merger Subsidiary shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative financing (“Alternative Financing”) from the same or alternative sources on terms and conditions that are no less favorable (in the reasonable judgment of Parent) to Parent and Merger Subsidiary, taken as a whole (taking into account any flex provisions, but not in excess or outside such flex provisions unless so agreed by Parent and Merger Subsidiary), than those set forth in the Debt Financing Commitment, in an amount when added to the portion of the Financing being replaced that is still available, to consummate the transactions contemplated hereby as promptly as practicable following the occurrence of such event. Notwithstanding anything herein to the contrary, in no event shall the reasonable best efforts of Parent or Merger Subsidiary be deemed or construed to require Parent or Merger Subsidiary to, and neither Parent nor Merger Subsidiary shall be required to, (i) seek the Equity Financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Financing Commitment, (ii) pay any fees in excess of those contemplated by the Financing Commitments or (iii) agree to any term that is outside of, or less favorable than, any applicable economic provision of the Debt Financing Commitments or any related fee letter (including any flex provision therein).  Parent shall deliver to the Company complete and correct copies of all Contracts (including redacted fee letters) pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing. Any reference in this Agreement to the “Debt Financing” and “Debt Financing Commitments” shall include the financing contemplated by the Debt Financing Commitments on the date hereof, as permitted to be amended, modified or replaced (in whole or in part) by this Section 8.04(b), including any Alternative Financing, and references to “Debt Commitment Letters” shall include such debt commitment letters and any redacted fee letter as permitted to be amended, modified or replaced (in whole or in part) by this Section 8.04(b), including any commitment letter(s) and redacted fee letters entered into in connection with an Alternative Financing.

ARTICLE 9
COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 9.01           Reasonable Best Efforts.

(a)         Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement as promptly as practicable (taking into account the anticipated timing of the Marketing Period), including (i) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations, licenses, waivers and other confirmations required to be obtained from any Governmental Authority or Third Parties that are necessary to consummate the transactions contemplated by this Agreement and (iii) making all filings necessary to update and correct title to the Company Owned IP with the applicable Governmental Authorities; provided, that the parties hereto understand and agree that (x) all obligations of the Company, Parent and Merger Subsidiary relating to the Financing shall be governed solely by Sections 7.05 and 8.04 and not by this Section 9.01 and (y) all obligations of the Company, Parent and Merger Subsidiary relating to obtaining consents and approvals under any Communications Law shall be governed solely by Section 9.06 and not by this Section 9.01(a).

(b)         In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. Each of Parent and the Company shall use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as practicable.  Notwithstanding anything else to the contrary, nothing in this Agreement shall obligate Parent or Merger Subsidiary or any of their Subsidiaries to, and the Company shall not and cause each of its Subsidiaries to not, agree (i) to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the shares of Company Stock), or to divest, dispose of or hold separate any securities or all or a portion of their respective businesses, assets or properties or of the business, assets or properties of the Company or its Subsidiaries or (ii) to limit in any manner whatsoever the ability of such entities (A) to conduct their respective businesses or own such assets or properties or to conduct the businesses or own the properties or assets of the Company and its Subsidiaries or (B) to control their respective businesses or operations or the businesses or operations of the Company and its Subsidiaries.

(c)         Each of Parent and the Company shall (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any material communication with, and any inquiries or requests for additional information from, any other Governmental Authority regarding the transactions contemplated hereby, and, subject to Applicable Law, permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests and (iii) unless prohibited by Applicable Law or by the applicable Governmental Authority, and to the extent reasonably practicable, (A) not participate in or attend any meeting with any Governmental Authority in respect of the transactions contemplated hereby without the other party, (B) give the other party reasonable prior notice of any such meeting, (C) in the event one party is prohibited by Applicable Law or by the applicable Governmental Authority from participating in or attending any such meeting, keep such party reasonably apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or the transactions contemplated hereby to any Governmental Authority, articulating any regulatory or competitive argument in respect of the transactions contemplated hereby or responding to requests or objections made by any Governmental Authority in respect of the transactions contemplated hereby and (E) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement or the transactions contemplated hereby; provided, however, that any materials furnished by Parent or the Company to the other party pursuant to this Section 9.01(c) may be redacted (1) to remove references concerning the valuation of the Company or (2) as Parent or the Company, as applicable, determines in good faith is necessary to comply with contractual arrangements or other confidentiality obligations or Applicable Law or to address reasonable attorney-client or other privilege concerns.

Section 9.02          Public Announcements. The initial press release with respect to the execution and delivery of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company.  Subject to Section 7.03, and unless and until an Adverse Recommendation Change or termination of this Agreement has occurred, Parent and the Company shall thereafter consult with each other before issuing, and to the extent practicable, give each other reasonable opportunity to review and comment upon, any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (in which case the disclosing party shall use its reasonable best efforts to consult with, and to the extent practicable, give each other reasonable opportunity to review and comment upon, the other party in accordance with this Section 9.02 prior to such public release, communication, other public statement, press conference or conference call), shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation; provided, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statement is substantially similar to previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually, if approved by the other party).  The provisions of this Section 9.02 shall not apply to Company communications regarding an Acquisition Proposal or an Adverse Recommendation Change.  Subject to Section 7.03, the Company shall, and shall cause its directors, officers, employees and other Representatives to, use their reasonable best efforts to make solicitations and recommendations to the holders of shares of Company Stock for purposes of causing the Minimum Condition to be satisfied, including upon Parent’s request, (i) presenting materials mutually acceptable to the Company and Parent that recommend this Agreement and the transactions contemplated hereby (including the Offer and the Merger) to the Company’s stockholders and/or ISS or any other applicable stockholder information service, and (ii) if necessary, requesting meetings with the Company’s stockholders (for purposes of obtaining their recommendation to accept the Offer and tender shares of Company Stock into the Offer) and/or ISS or any other applicable stockholder information service (for purposes of obtaining its or their recommendation to accept the Offer and tender shares of Company Stock into the Offer).

Section 9.03           Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 9.04           Notices of Certain Events. The Company shall promptly notify Parent of the occurrence, or non-occurrence, of any event, fact or circumstance that, individually or in the aggregate, would reasonably be expected to cause the Offer Conditions set forth on clause (b) of Exhibit A not to be satisfied (provided, that the failure to deliver any notice pursuant to this sentence shall not be considered in determining whether the Offer Conditions set forth on clause (b) of Exhibit A have been satisfied).  In addition, each of the Company and Parent shall promptly notify the other of:

(a)         any notice or other communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)         any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c)         any Proceeding commenced or, to its knowledge, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement.

Section 9.05           Stock Exchange De-listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary on its part under Applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the Company Stock from Nasdaq and the deregistration of the Company Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 9.06           FCC Approvals. Each of the Company and Parent will prepare and file (after providing the other party with reasonable time to review) application(s) or notification(s) under any Communications Law that requires the prior approval or consent of, or notification(s) to, a Governmental Authority for the consummation of the transactions contemplated by this Agreement, including all required filings with, or applications to, the FCC for its grant of approval for the transfer of control to Parent of any authorization(s) issued by the FCC to the Company or its Subsidiaries (collectively, such grant of approval referred to herein as the “FCC Grant”), as promptly as practicable and in any event within five (5) Business Days of the date hereof, and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by the FCC or any other Governmental Authority in connection therewith and to take all other actions necessary, proper or advisable to cause the FCC to issue the FCC Grant and other Governmental Authorities to issue their approval or consent, as required.  In the event that any petition for reconsideration or appeal of the FCC Grant or any other required Governmental Authority consent or approval is filed, the Company and Parent will cooperate and use their respective commercially reasonable efforts to oppose any such petition or appeal.  In the event that the FCC issues a decision rescinding the FCC Grant or any Governmental Authority rescinds its consent or approval, the Parties will cooperate and use their respective commercially reasonable efforts to seek reconsideration and to appeal such decision.  In the event that, notwithstanding the cooperation and commercially reasonable efforts of the Company and the Parent, the FCC rescinds the FCC Grant, or any Governmental Authority rescinds its consent or approval, by a final order as to which no further reconsideration or appeal is available, the Company and the Parent agree to cooperate to comply with such final order with the plan of action for that compliance to be mutually agreed upon by the Company and the Parent.

Section 9.07           Transaction Litigation.  In the event that any litigation (including stockholder litigation) related to this Agreement, the Merger, the Offer, the Top-Up or the other transactions contemplated by this Agreement is brought, or, to the knowledge of the Company, threatened in writing, prior to the Effective Time against the Company or its Subsidiaries and/or the members of the Company Board, the Company shall promptly notify Parent of any such litigation and shall keep Parent reasonably informed with respect to the status thereof.  The Company and Parent shall give each other the opportunity to participate, at their own expense, in the defense, settlement and/or prosecution of any pending or threatened litigation related to the transactions contemplated hereby.  None of the Company or its Subsidiaries or Representatives shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any such stockholder litigation or consent to the same unless Parent shall have consented in writing; provided, however, that (a) Parent’s consent shall not be unreasonably withheld, delayed or conditioned to the extent such compromise, settlement or arrangement is a “disclosure only settlement” that does not obligate the Company, Parent or Merger Subsidiary (i) to separately mail such disclosure to the Company’s stockholders (nor would such mailing be required under Applicable Law) or (ii) to incur any monetary obligations (other than attorneys’ fees to the plaintiffs’ counsel in such litigation) and (b) Parent’s consent shall be in its sole discretion in all other cases.

ARTICLE 10
CONDITIONS TO THE MERGER

Section 10.01        Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a)         To the extent required by Applicable Law, the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b)         No Applicable Law shall be in effect that (i) makes illegal or otherwise prohibits consummation of the Merger or (ii) prevents or enjoins the Company, Parent or Merger Subsidiary from consummating the Merger; and

(c)         Merger Subsidiary shall have previously accepted for payment and paid for all shares of Company Stock validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any “subsequent offering period” provided by Merger Subsidiary pursuant to this Agreement).

Section 10.02         Frustration of Conditions.  None of the Company, Parent or Merger Subsidiary may rely on the failure of any condition set forth in Section 10.01 to be satisfied if such failure was caused by such party’s failure to perform any of its obligations under this Agreement.

ARTICLE 11
TERMINATION

Section 11.01         Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Effective Time (notwithstanding any Company Stockholder Approval):

(a)         by mutual written agreement of the Company and Parent;

(b)

(i)              by the Company, upon written notice to Parent, if the Offer Closing shall not have occurred on or before the Outside Date; provided, however, that any purported termination of this Agreement pursuant to this Section 11.01(b)(i) shall be deemed to be a termination pursuant to Section 11.01(d)(iii) if, at the time of such purported termination, the Company would have been entitled to terminate this Agreement pursuant to Section 11.01(d)(iii); provided, further, that any purported termination of this Agreement pursuant to this Section 11.01(b)(i) shall be deemed to be a termination pursuant to Section 11.01(d)(ii) if, at the time of such purported termination, the Company would have been entitled to terminate this Agreement pursuant to Section 11.01(d)(ii);

(ii)               by Parent, upon written notice to the Company, if the Offer Closing shall not have occurred on or before the Outside Date; provided, however, that any purported termination of this Agreement pursuant to this Section 11.01(b)(ii) shall be deemed to be a termination pursuant to Section 11.01(c)(ii) if, at the time of such purported termination, Parent would have been entitled to terminate this Agreement pursuant to Section 11.01(c)(ii); provided, further, that any purported termination of this Agreement pursuant to this Section 11.01(b)(ii) shall be deemed to be a termination pursuant to Section 11.01(d)(iii) if, at the time of such purported termination, the Company would have been entitled to terminate this Agreement pursuant to Section 11.01(d)(iii);or

(iii)              by either the Company or Parent, upon written notice to the other party, if any Applicable Law shall have become final and non-appealable and have the effect of permanently making illegal, enjoining or otherwise prohibiting consummation of the Offer or the Merger; provided that the right to terminate this Agreement pursuant to this Section 11.01(b)(iii) shall not be available to any party whose material breach of any provision of this Agreement results in the issuance of such Applicable Law.

(c)         by Parent:

(i)               prior to the Offer Closing, upon written notice to the Company, if (A) an Adverse Recommendation Change shall have occurred (whether or not permitted under this Agreement), (B) the Company, the Company Board or any committee thereof shall have materially breached (or shall be deemed to have materially breached) Section 7.03 or (C) following a written request by Parent to the Company (which request may only be made (I) once at any time after the first public announcement of any Acquisition Proposal and one additional time at any time after each material modification thereto, (II) once at any time after the public announcement of any event or circumstance that was not previously publicly announced by the Company and that would reasonably be expected to constitute an Intervening Event (regardless of whether the Company or the Company Board knew or did not know of such event or circumstance or the consequences thereof at or prior to the execution and delivery of this Agreement) or (III) an aggregate of an additional two (2) times not in connection with the circumstances described in clauses (I) and (II)), the Company Board shall have failed to publicly reaffirm the Company Board Recommendation within (x) in the case of clauses (I) and (III) above, the later of (1) the first Business Day following the Solicitation Period End Date and (2) ten (10) Business Days after Parent’s written request therefor and (y) in the case of clause (II) above, ten (10) Business Days after Parent’s written request therefor, and in each case the Company Board continues to fail to publicly reaffirm the Company Board Recommendation as of the date this Agreement is terminated pursuant to this Section 11.01(c)(i); provided that Parent exercises the right to terminate this Agreement with respect to clause (C), within five (5) Business Days after the expiration of the ten (10) Business Day period or the first Business Day following the Solicitation Period End Date, as applicable, set forth in clause (C);

(ii)               prior to the Offer Closing, upon written notice to the Company, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the Offer Condition under subsection (b) or (c) set forth in Exhibit A not to be satisfied, and such breach has not been or is incapable of being cured by the earlier of (A) the Outside Date and (B) thirty (30) days after the Company’s receipt of written notice thereof from the Parent; provided, however, that the right to terminate pursuant to this clause (c)(ii) shall not be available to Parent to the extent Parent or Merger Subsidiary has materially breached any of its representations, warranties, covenants or agreements set forth herein; or

(d)         by the Company:

(i)                prior to the Offer Closing, upon written notice to Parent, if the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement with respect to (and in order to accept) a Superior Proposal in accordance with Section 7.03 and substantially concurrently with such termination, enters into such Alternative Acquisition Agreement; provided that as a condition to such termination of this Agreement pursuant to this Section 11.01(d)(i) the Company shall pay the Company Termination Fee pursuant to Section 12.04(b)(i);

(ii)               prior to the Offer Closing, upon written notice to Parent, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would have a material adverse effect on the ability of Parent and/or Merger Subsidiary to consummate the Offer, and such breach has not been or is incapable of being cured by the earlier of (A) the Outside Date or (B) thirty (30) days after Parent’s receipt of written notice thereof from the Company; provided, however, that the right to terminate pursuant to this clause (d)(ii) shall not be available to the Company to the extent it has materially breached any of its representations, warranties, covenants or agreements set forth herein; or

(iii)              upon written notice to Parent, if (A) Merger Subsidiary shall have failed to effect the Offer Closing by the Outside Date, (B) the Marketing Period shall have ended and (C) all of the Offer Conditions (other than the Funding Condition) shall have been satisfied as of the final Expiration Time; provided, that if the Minimum Condition had been satisfied as of the last Expiration Time prior to Merger Subsidiary first extending the Expiration Time pursuant to the second sentence of Section 2.01(e), if applicable, then the Minimum Condition shall be deemed to have been satisfied as of the final Expiration Time.

The party desiring to terminate this Agreement pursuant to this Section 11.01 (other than pursuant to Section 11.01(a)) shall give notice of such termination to the other party setting forth the subsection upon which such party is relying and a reasonably detailed description of the basis therefor.

Section 11.02        Effect of Termination. Subject to Section 12.11(d), if this Agreement is terminated pursuant to Section 11.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto, and all rights and obligations of any party hereto shall cease; provided that the provisions of this Section 11.02 and Sections 12.01, 12.04, 12.07, 12.08, 12.09 and 12.13, the Confidentiality Agreement and the Guaranty shall survive any termination hereof pursuant to Section 11.01.

ARTICLE 12
MISCELLANEOUS

Section 12.01        Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

c/o Avista Capital Partners
65 East 55th Street, 18th Floor
New York, NY 10022
Attention:                        Brendan Scollans
Ben Silbert
Facsimile No.:                  (212) 593-6933

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:                        Jai Agrawal
  Dvir Oren
Facsimile No.:                  (212) 446-6460

if to the Company, to:

Telular Corporation
311 S. Wacker Drive, Suite 4300
Chicago, Illinois 60606
Attention:                       Jonathan Charak, CFO
Facsimile No.:                 (312) 379- 8364

with a copy to (which shall not constitute notice):

Kelley Drye & Warren LLP
333 W. Wacker, Suite 2600
Chicago, Illinois 60606
Attention:                        Thomas H. Ferguson
Timothy R. Lavender
Facsimile No.:                  (312) 857-7095

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 12.02         No Survival of Representations and Warranties. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time; provided that this Section 12.02 shall not limit any covenant or agreement by the parties that by its terms contemplates performance after the Effective Time.

Section 12.03         Amendments and Waivers.

(a)         Subject to Applicable Law and except as otherwise provided in this Agreement including pursuant to Section 2.03(c), this Agreement may be amended or supplemented in any and all respects, whether before or after the Offer Closing, by written agreement signed by each of the parties hereto; provided, however, that following the Offer Closing, no amendment shall be made which decreases the Merger Consideration; provided, however, that no amendment shall be made to this Section 12.03(a), Section 12.04(c)(i), Section 12.04(e), Section 12.06, Section 12.07, Section 12.08, Section 12.09 and Section 12.13 that materially and adversely affects the Financing Sources without the prior written consent of the Financing Sources.

(b)         No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 12.04         Expenses.

(a)         General. Except as otherwise provided in this Section 12.04, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)         Company Termination Fee.

(i)              If this Agreement is terminated by Parent pursuant to clauses (A) or (C) of Section 11.01(c)(i) or by the Company pursuant to Section 11.01(d)(i), then the Company shall pay the Company Termination Fee to Parent (or one or more Persons designated by Parent) in immediately available funds, in the case of a termination by Parent, within two (2) Business Days after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination; provided, however, that in the event that this Agreement is terminated on or before the Cut-Off Date pursuant to (x) clause (A) of Section 11.01(c)(i) as a result of an Adverse Recommendation Change effected pursuant to and in accordance with Section 7.03(c) in response to a Superior Proposal made by an Excluded Party or (y) Section 11.01(d)(i) and the applicable Alternative Acquisition Agreement with respect to a Superior Proposal that is entered into substantially concurrently with the termination of this Agreement is with an Excluded Party, then the Company shall pay, or cause to be paid, to Parent (or one or more Persons designated by Parent) 50% of the Company Termination Fee (instead of the full Company Termination Fee) in immediately available funds, in the case of a termination by Parent, within two (2) Business Days after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination

(ii)              If this Agreement is terminated by Parent pursuant to clause (B) of Section 11.01(c)(i), then the Company shall pay, or cause to be paid, to Parent (or one or more Persons designated by Parent) 50% of the Company Termination Fee in immediately available funds within two (2) Business Days after such termination; provided, however, that if within 12 months following the date of such termination, any Acquisition Proposal (regardless of when made) shall have been consummated or entered into and at any time thereafter consummated, then the Company shall pay to Parent (or one or more Persons designated by Parent) in immediately available funds, concurrently with such consummation, an amount (not less than zero) equal to the Company Termination Fee minus any portion of the Company Termination Fee previously paid pursuant to this Section 12.04(b)(ii); provided, further, that if the material breach of Section 7.03 specified in clause (B) of Section 11.01(c)(i) was a consequence of an act taken by the Company or its Representatives, or the failure by the Company or its Representatives to take an act required to be taken under this Agreement, with the actual knowledge that the taking of, or the failure to take, such act would, or would be reasonably expected to, cause a material breach of Section 7.03, then the Company shall pay, or cause to be paid, to Parent (or one or more Persons designated by Parent) the full amount of the Company Termination Fee within two (2) Business Days following such termination, in lieu of any other fee pursuant to this Section 12.04(b)(ii);

(iii)              If (A) this Agreement is terminated by the Company pursuant to Section 11.01(b)(i), by Parent pursuant to Section 11.01(b)(ii) or by Parent pursuant to Section 11.01(c)(ii) (but, in the case of a termination pursuant to Section 11.01(c)(ii), only if the failure to satisfy the condition specified therein results from an intentional and material breach by the Company of any of its representations, warranties, covenants or agreements contained herein) and (B) within 12 months following the date of such termination, any Acquisition Proposal (regardless of when made) shall have been consummated or entered into and at any time thereafter consummated, then the Company shall pay to Parent (or one or more Persons designated by Parent) in immediately available funds, concurrently with such consummation, the Company Termination Fee; provided that for purposes of this Section 12.04(b)(iii), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

(iv)              The “Company Termination Fee” shall equal $8,200,000.00. To the extent paid to Parent (or to one or more Persons designated by Parent), the parties agree that the Company Termination Fee is attributable to the termination of the rights of Parent to acquire the Company Stock hereunder.

(v)              In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c)         Parent Termination Fee.

(i)               In the event that this Agreement is terminated by the Company pursuant to Section 11.01(d)(ii) (but only if the breach by Parent or Merger Subsidiary of any of their respective representations, warranties, covenants or agreements contained herein was a principal factor of the failure to consummate the Offer) or Section 11.01(d)(iii), then Parent shall pay or cause to be paid to the Company in immediately available funds $14,050,000.00 (the “Parent Termination Fee”) within two (2) Business Days after such termination.

(ii)              In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d)         Acknowledgements.  Each party acknowledges that (i) the agreements contained in this Section 12.04 are an integral part of the transactions contemplated by this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 12.04(b) or Section 12.04(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without these agreements, the parties would not have entered into this Agreement.

(e)         Limitation of Liability. Notwithstanding anything to the contrary in this Agreement (except as and to the extent provided in Section 12.11(d)), but subject to the Company’s rights set forth in Section 12.13, (i) the Company’s right to receive payment of the Parent Termination Fee when payable pursuant to Section 12.04(c) and/or the reimbursement of costs and expenses and indemnification to the extent required under Section 7.05(b), in either case, from Parent or the Guarantors pursuant to the Guaranty shall be the sole and exclusive remedy of the Company and its Subsidiaries and the Company Related Parties against Parent, Merger Subsidiary, the Guarantors and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, Financing Sources, members, managers, general or limited partners or assignees (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, willfully or otherwise) or otherwise and (ii) upon payment of such amount, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, but subject to Section 12.13, (A) Parent’s right to receive payment from the Company of the Company Termination Fee when payable pursuant to Section 12.04(b) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, willfully or otherwise) or otherwise and (B) upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. For the avoidance of doubt, (1) under no circumstances will the Parent Related Parties be liable for monetary damages in excess of the amount of the Parent Termination Fee whether to the Company or any other Company Related Party, (2) while the Company may pursue both a grant of specific performance of the type permitted in accordance with Section 12.13 and the payment of the Parent Termination Fee under Section 12.04(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and all or any portion of the Parent Termination Fee and (3) at any time Parent shall have the right to satisfy in full any claim by the Company for the Parent Termination Fee by consummating the Merger in accordance with the terms of this Agreement. Each of the Parent Related Parties and the Company Related Parties shall have the right to enforce, and shall be a beneficiary with respect to, the provisions of this Section 12.04(e), Section 12.13(a)(iv) and Section 12.13(b)(iv).

Section 12.05         Disclosure Schedule References. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement (regardless to whether the specific Section of this Agreement references the Company Disclosure Schedule) and (b) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent on the face of the disclosure to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect.

Section 12.06        Binding Effect; Benefit; Assignment.

(a)         The provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and permitted assigns. Except as provided in Article 3, Section 8.02 and Section 12.04(e), no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns; provided, however, that the Financing Sources shall be express third party beneficiaries with respect to Section 12.03(a), Section 12.04(e), this Section 12.06, Section 12.07, Section 12.08 and Section 12.09.

(b)         No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto. Any purported assignment not permitted under this Section 12.06(b) shall be null and void.

Section 12.07        Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state, except that to the extent required under the Debt Commitment letter, New York law shall apply.

Section 12.08        Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought exclusively in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereto hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party. The parties hereto agree that a final trial court judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. The parties hereto hereby further agree that New York state or United States federal courts sitting in the borough of Manhattan, City of New York shall have exclusive jurisdiction over any action brought against any Debt Financing Source under the Debt Commitment Letters in connection with the transactions contemplated by this Agreement.

Section 12.09         WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY SUCH ACTION INVOLVING THE FINANCING SOURCES UNDER THE DEBT COMMITMENT LETTER).

Section 12.10         Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Signatures transmitted via email or facsimile in the form of a PDF file shall be deemed originals.

Section 12.11        Entire Agreement; No Other Representations and Warranties.

(a)         This Agreement, including the Company Disclosure Schedule and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, together with the Confidentiality Agreement and the Guaranty, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

(b)         Except for the representations and warranties contained in Article 5, each of Parent and Merger Subsidiary acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information made available to Parent or Merger Subsidiary in connection with the transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Subsidiary or any other Person resulting from the distribution to Parent or Merger Subsidiary, or Parent’s or Merger Subsidiary’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Subsidiary in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless, and then only to the extent that, any such information is expressly included in a representation or warranty contained in Article 5.

(c)         Except for the representations and warranties contained in Article 6, the Company acknowledges that none of Parent, Merger Subsidiary or any other Person on behalf of Parent or Merger Subsidiary makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

(d)         Notwithstanding the foregoing, nothing herein shall relieve any Person of liability for fraud.

Section 12.12         Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.13         Remedies.

(a)         Remedies of Parent and Merger Subsidiary.

(i)               Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, prior to the valid termination of this Agreement pursuant to Article 11, Parent and Merger Subsidiary shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement by the Company and to enforce specifically the terms and provisions hereof, including the Company’s obligation to consummate the Merger in the courts described in Section 12.08, in addition to any other remedy to which they are entitled under Applicable Law or in equity.

(ii)               Company Termination Fee. Parent shall be entitled to payment of the Company Termination Fee, as applicable, if and when payable pursuant to Section 12.04(b) hereof.

(iii)              Termination. Parent and Merger Subsidiary shall be entitled to terminate this Agreement in accordance with Article 11 hereof.

(iv)              Monetary Damages. Other than in the case of fraud, in no event shall Parent, Merger Subsidiary or any Parent Related Party have the right to seek or obtain money damages from the Company or any Company Related Party under this Agreement (whether at law or in equity, in contract, in tort or otherwise) other than the right of Parent and Merger Subsidiary to payment of the Company Termination Fee as set forth in Section 12.04(b).

(b)         Remedies of the Company.

(i)               Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that prior to the valid termination of this Agreement pursuant to Article 11, the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable relief (A) to prevent breaches or threatened breaches of this Agreement or to enforce specifically the terms and provisions hereof, including Parent’s and Merger Subsidiary’s obligation to consummate the Merger and (B) to cause Parent or Merger Subsidiary to exercise all rights at law or in equity to enforce the Debt Commitment Letters and the Equity Commitment Letter to cause the Debt Financing or Equity Financing, as applicable, to be funded, in each case, in the courts described in Section 12.08, in addition to any other remedy to which it is entitled at Applicable Law or in equity; provided, however, that notwithstanding the right of the Company to obtain an injunction, specific performance or other equitable relief, no such right may be enforced to cause the Offer or the Merger to be consummated, the Offer Price or Merger Consideration to be paid or the Equity Financing to be funded, whether under this Agreement or the Equity Commitment Letter, unless: (I) all of the Offer Conditions shall have been satisfied or, to the extent permissible, waived as of the then-scheduled Expiration Time; (II) the lenders party to the Debt Commitment Letter, have irrevocably and unconditionally confirmed in writing that the financing provided for by the Debt Commitment Letters will be funded at the Offer Closing if the Equity Financing is funded at the Offer Closing; and (III) the Company has irrevocably and unconditionally confirmed in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur; provided, further, that notwithstanding the right of the Company to obtain an injunction, specific performance or other equitable relief, no such right may be enforced to cause the Debt Financing to be funded, whether under this Agreement or the Debt Commitment Letters, unless: (x) all of the Offer Conditions (other than the Funding Condition) shall have been satisfied or, to the extent permissible, waived as of the then-scheduled Expiration Time; and (y) the Company has irrevocably and unconditionally confirmed in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur.

(ii)               Parent Termination Fee. The Company shall be entitled to payment of the Parent Termination Fee if and when payable pursuant to Section 12.04(c) hereof.

(iii)              Termination. The Company shall be entitled to terminate this Agreement in accordance with Article 11 hereof.

(iv)              Monetary Damages. Other than in the case of fraud, in no event shall the Company, any of its Subsidiaries or any Company Related Party have the right to seek or obtain money damages or expense reimbursement (whether at law or in equity, in contract, in tort or otherwise) from Parent, Merger Subsidiary or any Parent Related Party under this Agreement, other than as expressly set forth in Section 7.05(b) and the right of the Company to payment of the Parent Termination Fee as set forth in Section 12.04(c).

(c)         Acknowledgement Regarding Available Remedies. Solely to the extent that the right of specific performance is explicitly applicable under the terms of this Section 12.13, the parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Solely to the extent that the right of specific performance is explicitly applicable under the terms of this Section 12.13, the parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 12.08 without proof of damages or otherwise, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, neither the Company nor Parent would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity to the extent that the right of specific performance is explicitly applicable under the terms of this Section 12.13. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (to the extent that the right of specific performance is explicitly applicable under the terms of this Section 12.13) shall not be required to provide any bond or other security in connection with any such order or injunction.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

TELULAR CORPORATION

By:
Name:
Title:

ACP TOWER HOLDINGS, LLC

By:
Name:
Title:

ACP TOWER MERGER SUB, INC.

By:
Name:
Title:

Exhibit A

Conditions to the Offer

Notwithstanding any other provisions of the Offer, Merger Subsidiary shall not be required to, and Parent shall not be required to cause Merger Subsidiary to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any validly tendered shares of Company Stock that have not been validly withdrawn pursuant to the Offer, unless:

(a)           the Minimum Condition shall have been satisfied;

(b)           (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it prior to or as of the Offer Closing; and (ii) (A) the representations and warranties of the Company contained in Section 5.10(a)(ii) shall be true and correct in all respects as of the specified time set forth therein, (B) the representations and warranties of the Company contained in Sections 5.01(a) (the first sentence), 5.02, 5.05, 5.06, 5.24 and 5.26 shall be true and correct in all respects at and as of the Offer Closing as if made at and as of such time (other than (x) such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time and (y) solely with respect to Section 5.05, de minimis errors) and (C) the other representations and warranties of the Company contained in Article 5 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct at and as of the Offer Closing as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), with, in the case of this clause (C) only such exceptions as have not had and would not reasonably be expected to have a Material Adverse Effect;

(c)           since the date of the Agreement, there shall not have occurred a Material Adverse Effect;

(d)           Parent shall have received a certificate signed by an executive officer of the Company certifying that the Offer Conditions set forth in clauses (b) and (c) of this Exhibit A have been satisfied as of immediately prior to the then-scheduled Expiration Time;

(e)            no Applicable Law shall be in effect that makes illegal, enjoins, prevents or otherwise prohibits consummation of the Offer or the Merger;

(f)            any applicable waiting period (or extension thereof) under the HSR Act relating to the Offer or the Merger shall have expired or been terminated;

(g)           the FCC shall have released public notice of the FCC Grant;

(h)            the SEC has confirmed to Merger Subsidiary and the Company that it has completed its review of, and has no further comments on, the Schedule TO and related Schedule 14D-9;

(i)             in the event that the exercise of the Top-Up Option is necessary to ensure that Parent or Merger Subsidiary owns at least 90% of the Company Stock on a fully diluted basis (assuming conversion or exercise of all derivative securities convertible or exercisable into shares of Company Stock regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) immediately after the Offer Closing, there shall not exist under Applicable Law any restriction or legal impediment on Merger Subsidiary’s ability and right to exercise the Top-Up Option or the Company’s ability to issue the Top-Up Shares to Merger Subsidiary, and the Top-Up Shares together with the shares of Company Stock validly tendered and not validly withdrawn in the Offer are sufficient for Merger Subsidiary to own at least one share more than 90% of the Company Stock on a fully diluted basis (assuming conversion or exercise of all derivative securities convertible or exercisable into shares of Company Stock regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof);

(j)            Parent shall have received the proceeds of the Debt Financing or the lenders party to the Debt Commitment Letters shall have unconditionally and irrevocably confirmed in writing to Parent or Merger Subsidiary that all of the Debt Financing will be available at the Offer Closing on the terms and conditions set forth in the Debt Commitment Letter (“Funding Condition”);

(k)            the Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Subsidiary to extend, terminate or modify the Offer pursuant to the terms and conditions of this Agreement.

The foregoing conditions are for the sole benefit of Parent and Merger Subsidiary and, subject to the terms and conditions of this Agreement and Applicable Law, may be waived by Parent and Merger Subsidiary, in whole or in part, at any time prior to the then scheduled expiration of the Offer in their sole discretion (other than the Minimum Condition).  The failure by Parent or Merger Subsidiary at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

A-2

Exhibit B

FORM OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TELULAR CORPORATION

ARTICLE ONE

The name of the corporation is Telular Corporation (hereinafter called the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office is located at 2711 Centerville Road, Suite 400, in the City of Wilmington, in the County of New Castle, in the State of Delaware 19808.  The name of its registered agent at such address is Corporation Service Company.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the “DGCL”).

ARTICLE FOUR

The total number of shares which the Corporation shall have the authority to issue is one thousand (1,000) shares, all of which shall be shares of common stock, with a par value of one cent ($0.01) per share.

ARTICLE FIVE

The board of directors of the Corporation (the “Board of Directors”) shall have the power to adopt, amend or repeal By-Laws, except as may otherwise be provided in the By-Laws.

ARTICLE SIX

The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE SEVEN

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs.  If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders, or class of stockholders, of the Corporation, as the case may be, and also on this Corporation.

ARTICLE EIGHT

Section 1.  Nature of Indemnity.  Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she (or a person of whom he or she is the legal representative), is or was at any time after the date hereof a director or officer of the Corporation or is or was at any time after the date hereof serving at the request of the Corporation as a director, officer, employee, fiduciary, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, fiduciary or agent or in any other capacity while serving as a director, officer, employee, fiduciary or agent, shall be indemnified and held harmless by the Corporation to the fullest extent which it is empowered to do so by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees actually and reasonably incurred by such person in connection with such proceeding) and such indemnification shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 2 of this Article Eight, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board of Directors.  The Corporation may, by action of the Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

Section 2.  Procedure for Indemnification of Directors and Officers.  Any indemnification of a director or officer of the Corporation under Section 1 of this Article Eight or advance of expenses under Section 5 of this Article Eight shall be made promptly, and in any event within 30 days, upon the written request of the director or officer.  If a determination by the Corporation that the director or officer is entitled to indemnification pursuant to this Article Eight is required, and the Corporation fails to respond within 60 days to a written request for indemnity, the Corporation shall be deemed to have approved the request.  If the Corporation denies a written request for indemnification or advancing of expenses, in whole or in part, or if payment in full pursuant to such request is not made within 30 days, the right to indemnification or advances as granted by this Article Eight shall be enforceable by the director or officer in any court of competent jurisdiction.  Such person’s costs and expenses incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation.  It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the Corporation.  Neither the failure of the Corporation (including the Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 3.  Nonexclusivity of Article Eight.  The rights to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article Eight shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation (the “Certificate of Incorporation”), By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 4.  Insurance.  The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee, fiduciary, or agent of the Corporation or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, whether or not the Corporation would have the power to indemnify such person against such liability under this Article Eight.

Section 5.  Expenses.  Expenses incurred by any person described in Section 1 of this Article Eight in defending a proceeding or enforcing the person’s rights to indemnification or advancement of expenses under this Article Eight shall be paid by the Corporation in advance of such proceeding’s final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation.  Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

Section 6.  Employees and Agents.  Persons who are not covered by the foregoing provisions of this Article Eight and who are or were employees or agents of the Corporation, or who are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the Board of Directors.

Section 7.  Contract Rights.  The provisions of this Article Eight shall be deemed to be a contract right between the Corporation and each director or officer who serves in any such capacity at any time while this Article Eight and the relevant provisions of the DGCL or other applicable law are in effect, and any repeal or modification of this Article Eight or any such law shall not affect any rights or obligations then existing with respect to any state of facts or proceeding then existing.

Section 8.  Merger or Consolidation.  For purposes of this Article Eight, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article Eight with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

ARTICLE NINE

In the event that a director or officer of the Corporation who is also an employee, partner, principal, director or officer of Avista (as defined below) acquires knowledge of a potential transaction or matter which may be a corporate opportunity for the Corporation or any of its Subsidiaries, such director or officer of the Corporation shall have fully satisfied and fulfilled the fiduciary duty of such director or officer of the Corporation and its shareholders with respect to such corporate opportunity, if such director or officer acts in a manner consistent with the following policy: (i) a corporate opportunity that any person who is a director or officer of the Corporation, and who is also an employee, partner, principal, director or officer of Avista, acquires knowledge of while acting in such person’s capacity as a director or officer of the Corporation, shall belong to the Corporation and (ii) otherwise, any corporate opportunity may be pursued by Avista and any pursuit by Avista shall not constitute a breach of fiduciary liability. For the purposes of this Article Nine, “Avista” means Avista Capital Partners III, L.P., Avista Capital Partners (Offshore) III, L.P., Avista Capital Holdings, L.P. and each of their respective direct or indirect controlling affiliates and each of their respective, and its controlling affiliates’ respective, nominees, advisory and investment managing entities.

The Corporation hereby eliminates, to the fullest extent permitted by law, the personal liability of any person who serves as a director of the Corporation to the Corporation and/or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that if in the future the DGCL is amended or modified (including, but not limited to, Section 102(b)(7)) to permit the elimination of the personal liability of a director of the Corporation to a greater extent than contemplated above, then the provisions of this Article Nine shall be deemed to be automatically amended to provide for the elimination of the personal liability of the directors of the Corporation to such greater extent. This Article Nine shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article Nine becomes effective.

ARTICLE ELEVEN

Any action required or permitted to be taken by the Board of Directors may be taken without a meeting if the members of the Board of Directors that would constitute a quorum pursuant to the By-Laws consent in writing or by electronic transmission to the adoption of a resolution authorizing the action.  The resolutions, written consents or electronic transmissions of the members of the Board of Directors shall be filed with the minutes of the proceeding of the Board of Directors.  Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

ARTICLE TWELVE

The Corporation reserves the right to amend or repeal any provisions contained in this Certificate of Incorporation from time to time and at any time in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders and directors are granted subject to such reservation.

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